                                                                        08/26/96
AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 28, 1996
                          REGISTRATION NO. 333-______

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                 MASTEC, INC.
            (Exact name of Registrant as specified in its charter)


           DELAWARE                         1623                 59-1259279
(State or other jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
incorporation or organization)   Classification Code Number) Identification No.)

                             3155 N.W. 77TH AVENUE
                           MIAMI, FLORIDA 33122-1205
                                (305) 599-1800

              (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                             JOSE M. SARIEGO, ESQ.
                    SENIOR VICE PRESIDENT - GENERAL COUNSEL
                                 MASTEC, INC.
                             3155 N.W. 77TH AVENUE
                           MIAMI, FLORIDA 33122-1205
                                (305) 599-2314

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  COPIES TO:

        STEPHEN I. GLOVER, ESQ.                   ROGER H. KIMMEL, ESQ.
FRIED, FRANK, HARRIS, SHRIVER & JACOBSON            LATHAM & WATKINS
     1001 PENNSYLVANIA AVENUE, N.W.                 885 THIRD AVENUE
         WASHINGTON, D.C. 20004                 NEW YORK, NEW YORK 10022


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

================================================================================
                                            PROPOSED   PROPOSED
                                            MAXIMUM    MAXIMUM      AMOUNT OF
TITLE OF EACH CLASS OF       AMOUNT TO BE   OFFERING   AGGREGATE    REGISTRATION
 SECURITIES TO BE            REGISTERED/1/  PRICE      OFFERING     FEE/2/
 REGISTERED                                 PER        PRICE/2/
                                            SHARE/2/
- --------------------------------------------------------------------------------
Common Stock ($.10 par
 value)                      2,600,000
                               shares       $29.125    $75,725,000  $26,115
================================================================================

  (1) Includes 340,000 shares which are subject to the Underwriters' over-allotment option.

  (2) Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457(c), on the basis of the average of the high and low prices of the Common Stock, $.10 par value, of the Registrant on the Nasdaq National Market on August 26, 1996.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
  SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED AUGUST     , 1996

                               [        ] SHARES

                                 MASTEC, INC.

                                 COMMON STOCK

    Of the _________ shares (the "Shares") of common stock, $.10 par value (the "Common Stock"), of MasTec, Inc. (the "Company") offered hereby (the "Offering"), _________ Shares are being offered by the Company and _______ Shares are being offered by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of Shares by the Selling Stockholders.

    On ____________, 1996, the closing price for the Common Stock as quoted on the Nasdaq National Market, under the symbol "MASX," was $______ per share. See "Price Range of Common Stock."

    SEE "RISK FACTORS" ON PAGE 12 FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMMON STOCK.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
         THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
          THE   ACCURACY   OR  ADEQUACY   OF  THIS  PROSPECTUS.  ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                             Price to  Underwriting    Proceeds     Proceeds to
                               the      Discount(1)     to the      the Selling
                              Public                  Company(2)   Stockholders
- --------------------------------------------------------------------------------
Per Share                       $            $             $             $
- --------------------------------------------------------------------------------
Total(3)                        $            $             $             $
================================================================================

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters (as defined herein) against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting offering expenses payable by the Company estimated at $___________ .
(3) The Company has granted the Underwriters an option exercisable within 30 days to purchase up to an aggregate of ________ additional shares of Common Stock at the public offering price per share, less the Underwriting Discount, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discount and Proceeds to the Company will be $ ________, $ __________, and $ _________, respectively. See "Underwriting."

                     --------------------------------------

    The Shares are being offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Shares will be made against payment therefor in New York, New York on or about ________________, 1996.


BEAR, STEARNS & CO. INC.                         JEFFERIES & COMPANY, INC.





                The date of this Prospectus is August __, 1996.

   IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

   IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following regional offices of the Commission: Seven World Trade Center, Suite 1300, New York, New York 10048; and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained at prescribed rates by writing to the Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. The Common Stock is listed on the Nasdaq National Market under the symbol "MASX." Reports, proxy and information statements and other information concerning the Company can also be inspected at the Nasdaq National Market at 1735 17th Street, N.W., Washington, D.C. 20006.

    This Prospectus constitutes part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") and does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and to the exhibits and schedules thereto. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and such statement is qualified in its entirety by such reference.

                     INFORMATION INCORPORATED BY REFERENCE

  The following documents, previously filed by the Company with the Commission pursuant to the Exchange Act, are incorporated herein by reference:

     The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

     The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1996;

     The Company's Current Reports on Form 8-K filed April 1, May 15, and July 15, 1996; and

     The Company's Proxy Statement for its 1996 Annual Meeting of Stockholders filed April 29, 1996.

  Each document filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus but prior to the termination of the offering to which this Prospectus relates, shall be deemed to be incorporated by reference into this Prospectus and made a part of this Prospectus from the date any such document is filed. Any statements contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus (or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein) specifically modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

  THE COMPANY HEREBY UNDERTAKES TO PROVIDE WITHOUT CHARGE TO EACH PERSON TO WHOM A COPY OF THIS PROSPECTUS HAS BEEN DELIVERED, UPON WRITTEN OR ORAL REQUEST OF SUCH PERSON TO MASTEC, INC., 3155 N.W. 77TH AVENUE, SUITE 135, MIAMI, FLORIDA 33122-1205, TELEPHONE (305) 599-1800, ATTENTION: NANCY J. DAMON, CORPORATE SECRETARY, A COPY OF ANY OR ALL OF THE DOCUMENTS DESCRIBED ABOVE (OTHER THAN EXHIBITS TO SUCH DOCUMENTS) THAT HAVE BEEN INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus and incorporated by reference into this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes the Underwriters' over-allotment option will not be exercised. Unless the context otherwise requires, the Company includes Sistemas e Instalaciones de Telecomunicacion, S.A. ("Sintel").

                                  THE COMPANY

     MasTec, Inc. (together with its subsidiaries and affiliates, "MasTec" or the "Company") is one of the world's leading contractors specializing in the build-out of telecommunications infrastructure. The Company's principal business consists of the design, installation and maintenance of the outside physical plant for telephone and cable television communications systems ("outside plant services"), including the installation of aerial, underground and buried copper, coaxial and fiber optic cable networks and the construction of wireless antenna networks for telecommunications service companies such as local exchange carriers, long-distance carriers, competitive access providers, cable television operators and wireless phone companies. The Company also installs central office switching equipment ("switching"), and provides design, installation and maintenance of integrated voice, data and video local area networks and wide area networks inside buildings ("inside wiring"). The Company believes it is the largest independent contractor providing telecommunications infrastructure construction services in the United States and Spain and one of the largest in Argentina, Chile and Peru.

     The Company is able to provide a full range of infrastructure services to its telecommunications company customers. Domestically, the Company provides outside plant services to local exchange carriers such as BellSouth Telecommunications, Inc. ("BellSouth"), U.S. West Communications, Inc. ("U.S. West"), SBC Communications, Inc., United Telephone of Florida, Inc. (a subsidiary of Sprint Corporation) and GTE Corp. MasTec currently has 18 exclusive, multi-year service contracts ("master contracts") with regional bell operating companies ("RBOCs") and other local exchange carriers to provide for all of their outside plant requirements up to a specific dollar amount per job and within certain geographic areas. Internationally, the Company provides outside plant services, turn-key switching system installation and inside wiring services to Telefonica de Espana, S.A. ("Telefonica"), the sole provider of local and long distance telephony in Spain, under multi-year contracts similar to those in the U.S., Telefonica has committed to award Sintel, a recently acquired subsidiary of the Company, a minimum of 75 billion Spanish pesetas ("Peseta") of work in Spain over a three-year period commencing January 1, 1996 at market prices (anticipated to be approximately $200 million per annum based on current exchange rates).

     The Company also provides outside plant services to long distance carriers such as MCI Communications Corporation and Sprint Corporation, competitive access providers such as MFS Communications Company, Inc., Sprint Metro and MCI Metro (the local telephone subsidiaries of Sprint and MCI), cable television operators such as Time Warner, Inc., Continental Cablevision, Inc. and Media One, and wireless communications providers such as PCS Primeco and Sprint Spectrum, L.P. Inside wiring services are being provided by the Company to large corporate customers such as First Union National Bank ("First Union"), IBM, Medaphis Corp., Smith Barney, Inc. and Dean Witter Reynolds, Inc. and to universities and government agencies.

     The telecommunications industry is undergoing fundamental changes in most markets throughout the world. The Telecommunications Act of 1996 in the United States, agreements among participating countries in the European Union and privatization and regulatory initiatives in Latin America are removing barriers to competition. In addition, growing customer demand for enhanced voice, video and data telecommunications has increased bandwidth requirements and highlighted network bandwidth limitations in many markets.

    The Company believes that these industry trends will create increased demand for telecommunications infrastructure services in four ways:

   . Increased customer demand for bandwidth will compel telecommunications service providers to continue upgrading existing networks to broadband technologies such as fiber optic cable.

   . Competitive pressures will force existing service providers to attempt to reduce their cost structures, leading to increased outsourcing of outside plant services to lower cost independent contractors.

   . New service providers entering previously monopolistic markets will ultimately require their own infrastructure.

   . Deployment of more powerful multimedia computers in business will increase the demand for inside wiring services to install communications networks with greater bandwidth capacity.

     The Company believes that it is well positioned to capitalize on these trends and is pursuing a strategy of growth in its core business through internal expansion and strategic acquisitions. The Company believes that the volume of business generated under existing contracts will increase as a result of the expected increase in demand for its services. In addition, the Company believes that its reputation for quality and reliability, operating efficiency, financial strength, technical expertise, presence in key geographic areas and ability to achieve economies of scale provide competitive advantages in bidding for and winning new contracts for telecommunications infrastructure projects.

     The Company also plans to continue to make strategic acquisitions. In April 1996, MasTec acquired Sintel, the largest telecommunications infrastructure contractor in Spain, from Telefonica (the "Sintel Acquisition"). This acquisition has positioned the Company to take advantage of increased competition anticipated in Europe and the rapid upgrading of telecommunications services expected in Latin America. In the United States, the Company is continuing to pursue opportunities to acquire selected operators that will enable the Company to expand its geographic coverage and customer base without the risks and expense of start-up operations and to acquire additional management talent for future growth.

                                 THE OFFERING

Common Stock Offered by:

    The Company.......................[       ] Shares

    Selling Stockholders..............[       ] Shares

       Total..........................[       ] Shares

Use of Proceeds.......................The net proceeds of the Offering to the
                                      Company will be used to fund the Company's growth strategy, including making acquisitions, funding working capital, capital expenditures and other general corporate purposes. The Company may also reduce certain indebtedness, subject to reborrowing. The Company will not receive any proceeds from the sale of Shares by the Selling Stockholders.

Nasdaq National Market Symbol.........MASX

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following tables present selected historical and pro forma financial information of the Company as of the dates and for the periods indicated. This information is derived from the audited Consolidated Financial Statements for the three years ended December 31, 1995, and from the unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 1996 and 1995, both of which appear elsewhere in this Prospectus (collectively, the "Financial Statements"). These financial statements, the related notes, and the discussion in this Prospectus under the captions "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" are important and should be read in conjunction with the selected financial information presented below.

     Selected unaudited pro forma financial information is provided for the year ended December 31, 1995 and the six month periods ended June 30, 1996 and 1995 to reflect the acquisition of Sintel and the Related Transactions as if these transactions had taken place on January 1, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Overview" for a discussion of the Sintel Acquisition and Related Transactions. The pro forma financial information is presented solely for illustrative purposes and does not purport to represent what the Company's results of operations would have been if such transactions had been effected on the date indicated or to represent the financial position or results of operations that may be expected in the future.

     The unaudited information set forth below includes, in the opinion of management, all material adjustments, consisting only of normal recurring accruals, necessary for a fair presentation.

                 HISTORICAL CONSOLIDATED FINANCIAL INFORMATION
                   (In thousands, except per share amounts)

                                                     YEAR ENDED DECEMBER 31,                 SIX MONTHS ENDED
                                                                                                 JUNE 30,

                                             1993             1994             1995            1995           1996
                                              (1)              (2)                                             (3)
Income statement data:
Revenue                                   $44,683         $111,294         $174,583        $ 73,797       $171,181
                                          =======         ========         ========        ========       ========
Operating income                            5,474            9,881           17,827          10,533         17,861
Interest expense, net of
  interest and dividend
  income (4)                                (182)           2,118            1,605           1,199          3,036
Special charges (5)                             0                0           23,086               0              0
Other (expense) income, net                   (81)           1,009            2,028           1,659            415
Equity (losses) in earnings of
  unconsolidated companies
  and minority interest                     1,177              247             (139)             25            979
Provision (benefit) for
  income taxes (6)                          2,539            3,211           (1,835)          4,119          6,151
                                          -------         --------         --------        --------       --------
Income (loss) from
  continuing operations                     4,213            5,808           (3,140)          6,899         10,068
                                          =======         ========         ========        ========       ========
Net income (loss)                         $ 4,213         $  6,633         $   (609)       $  8,813       $ 10,081
                                          =======         ========         ========        ========       ========

Average shares outstanding (7)             10,250           16,077           16,046          16,168         16,312
                                          =======         ========         ========        ========       ========
Earnings (loss) per share
  from continuing operations              $  0.41         $   0.36         $  (0.20)       $   0.43       $   0.62
                                          =======         ========         ========        ========       ========

Balance sheet data:
Property and equipment, net                               $ 40,102         $ 44,571        $ 48,384       $ 55,485
Total assets                                               142,452          170,163         153,700        418,616
Total long-term debt                                        35,956           44,226          31,435         79,729
Stockholders' equity                                        50,874           50,504          59,762         72,251


                                           PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
                                             (In thousands, except per share amounts.)

                                                                             YEAR ENDED                   SIX MONTHS ENDED
                                                                          DECEMBER 31, 1995                   JUNE 30,
                                                                                                          1995        1996
     Income statement data:
     Revenue                                                                  $430,085                $186,258          $254,876
     Special charges-operations (8)                                             30,157                  20,712             2,176
     Operating income                                                            7,205                  (5,309)           25,303
     Interest expense, net of interest and
       dividend income (4)                                                      14,921                   7,659             6,682
     Special charges-other (5)                                                  23,086                       0                 0
     Other  income, net                                                          3,690                   1,739               632
     Equity in earnings of
       unconsolidated companies
       and minority interest                                                     1,717                   1,329             1,884
     Provision (benefit) for income taxes                                       (7,896)                 (3,204)            7,873
     Income (loss) from continuing
       operations                                                             $(17,499)                $(6,696)          $13,264

     Average shares outstanding                                                 16,046                  16,168            16,312
     Earnings (loss) per share from
       continuing operations                                                    $(1.09)                 $(0.42)            $0.81
- ------------------------------------------------------------------------------------------------------------------------------------

(1) Includes the results and financial condition of Church & Tower, Inc. and Church & Tower of Florida, Inc. (collectively, "Church & Tower") only.

(2) Includes the results of Church & Tower for the full year 1994, the results of Burnup & Sims, Inc. ("Burnup & Sims") from March 11, 1994 through the end of 1994, and the results of Designed Traffic Installation Company, Inc. ("DTI") from June 22, 1994 through the end of 1994.

(3) Includes the results of operations of Sintel for the two months ended June 30, 1996.

(4) Included is interest due to stockholders from outstanding notes amounting to $223,000 for the year ended December 31, 1994, $135,000 for the year ended December 31, 1995 and $135,000 and $0 for the six months ended June 30, 1995 and 1996, respectively, net of interest accrued from notes from stockholders amounting to $304,000 for the year ended December 31, 1994, $289,000 for the year ended December 31, 1995 and $193,000 and $91,000 for the six months ended June 30, 1995 and 1996, respectively.

(5)   Consists of writedowns of certain real estate and other investments.

(6) Church & Tower was not subject to income taxes because it was an S corporation and, consequently, income from continuing operations for 1993 and the results of operations prior to the Burnup Acquisition have been adjusted to reflect a pro forma provision for income taxes. See "Manage-ment's Discussion and Analysis of Financial Condition and Results of Operations" for discussion of the Burnup Acquisition.

(7) The 1993 average shares outstanding reflect the shares of Common Stock of the Company received by the former shareholders of Church & Tower pursuant to the Burnup Acquisition.

(8)   Consists of severance costs relating to workforce reductions at Sintel.

                                 RISK FACTORS

       AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING THE COMPANY AND ITS BUSINESS PROSPECTS BEFORE PURCHASING ANY SHARES.

       THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 PROVIDES A "SAFE HARBOR" FOR FORWARD-LOOKING STATEMENTS. CERTAIN STATEMENTS INCLUDED IN THIS PROSPECTUS ARE FORWARD-LOOKING, SUCH AS STATEMENTS REGARDING THE COMPANY'S GROWTH STRATEGY. SUCH FORWARD-LOOKING STATEMENTS ARE BASED ON THE COMPANY'S CURRENT EXPECTATIONS AND ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS IN THE FUTURE TO DIFFER SIGNIFICANTLY FROM RESULTS EXPRESSED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS MADE BY, OR ON BEHALF OF, THE COMPANY. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, UNCERTAINTIES RELATING TO THE COMPANY'S RELATIONSHIPS WITH KEY CUSTOMERS AND IMPLEMENTATION OF THE COMPANY'S GROWTH STRATEGY. THESE AND OTHER RISKS ARE DETAILED BELOW AS WELL AS IN OTHER DOCUMENTS FILED BY THE COMPANY WITH THE COMMISSION.

  DEPENDENCE ON KEY CUSTOMERS

       For the year ended December 31, 1995, Sintel and the Company derived a substantial portion of their revenue from the provision of telecommunications infrastructure services to certain key customers. Approximately 88% of Sintel's revenue was derived from services performed for Telefonica and its affiliates; and approximately 42% of the Company's revenue from continuing operations was derived from services performed for BellSouth. On a pro forma basis, after giving effect to the Sintel Acquisition, 52% of the Company's revenue from continuing operations for the year ended December 31, 1995 would have been derived from services performed for Telefonica, and 17% of its revenue would have been derived from services performed for BellSouth. Although the Company's strategic plan envisions diversification of its customer base, the Company anticipates that it will continue to be dependent on Telefonica and its affiliates and BellSouth for a significant portion of its revenue. There are a number of factors that could adversely affect Telefonica or BellSouth and their ability or willingness to fund capital expenditures in the future, which in turn could negatively affect the Company, including the potential adverse nature of, or the uncertainty caused by, changes in governmental regulation, technological changes, increased competition, adverse financing conditions for the industry and economic conditions generally.

  RISK INHERENT IN GROWTH STRATEGY

       The Company has grown rapidly through the acquisition of other companies, including Sintel. The Company anticipates that it will make additional acquisitions and is actively seeking and evaluating new acquisition candidates. There can be no assurance, however, that the Company will be able to continue to identify and acquire appropriate businesses or obtain financing for such acquisitions on satisfactory terms. The Company's growth strategy presents the risks inherent in assessing the value, strengths and weaknesses of growth opportunities, in evaluating the costs and uncertain returns of expanding the operations of the Company, and in integrating existing operations with new acquisitions. The Company's growth strategy also assumes there will continue to be significant increases in demand for telecommunications infrastructure services. There can be no assurance, however, that such demand will materialize. The Company's anticipated growth may place significant demands on the Company's management and its operational, financial and marketing resources. The Company's operating results could be adversely affected if it is unable to successfully integrate new companies into its operations. Future acquisitions by the Company could result in potentially dilutive issuances of securities, the incurrence of additional debt and contingent liabilities, and amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's profitability.

  CERTAIN RISKS ASSOCIATED WITH SINTEL

       Historical Operating Losses.

       During 1993, 1994 and 1995, Sintel experienced net losses of $22.5 million, $5.6 million, and $15.6 million, respectively (based on the average exchange rate for each period). In 1991, 1992 and 1993 Telefonica significantly reduced its capital expenditure for telecommunications infrastructure construction services. During these years, Sintel was unable to adjust its cost structure to keep pace with the resultant decline in revenue primarily due to the high cost of service and restrictive Spanish labor laws. However, Sintel was able to negotiate reductions in its workforce in 1993, 1994 and 1995 at a cost of $24 million, $4.3 million and $30.1 million, respectively. The Company intends to continue to reduce Sintel's cost structure to maintain and improve profitability. There can be no assurance that the Company's efforts will be successful or that other factors such as greater than anticipated reductions in demand or prices for Sintel's services or greater than anticipated labor costs will not have a material adverse effect on Sintel's financial condition or business prospects.

       Labor Relations

       Substantially all of Sintel's work force in Spain is unionized. The labor agreement with Sintel's employee representatives has expired and negotiations are on-going for a new labor agreement. There can be no assurance that a new labor agreement with Sintel's employee representatives can be negotiated successfully or on favorable terms. Sintel has suffered strikes and work stoppages in the past, none of which has had a material adverse effect on Sintel. Future strikes or work stoppages, or the failure to negotiate a labor agreement on competitive terms, could have a material adverse effect on Sintel.

       Non-Majority Control of Latin American Affiliates

       Sintel owns 50% or less of the affiliates through which it does business in Argentina, Chile and Peru. As a result, the Company may not be able to cause these companies to pay dividends and other distributions and its lack of majority control may inhibit the Company's ability to implement strategies that it favors.

  RISK OF INVESTMENT IN FOREIGN OPERATIONS

       The Company's current and future operations and investments in certain foreign countries are generally subject to the risks of political, economic or social instability, including the possibility of expropriation, currency devaluation, hyper-inflation, confiscatory taxation or other adverse regulatory or legislative developments, or limitations on the repatriation of investment income, capital and other assets. The Company cannot predict whether any of such factors will occur in the future or the extent to which such factors would have a material adverse effect on the Company's international operations.

  CURRENCY EXCHANGE RISKS

       The Company conducts business in several foreign currencies that are subject to fluctuations in the exchange rate relative to the U.S. dollar. The Company attempts to balance its foreign currency denominated assets and liabilities as a means of hedging its balance sheet currency risk, but there can be no assurance that this balance can be maintained. In addition, the Company's results of operations from foreign activities are translated into U.S. dollars at the average prevailing rates of exchange during the period reported, which average rates may differ from the actual rates of exchange in effect at the time of actual conversion into U.S. dollars.

  DEPENDENCE ON SENIOR MANAGEMENT

       The Company's businesses are managed by a small number of key executive officers, including Jorge Mas, the Company's President and Chief Executive Officer, and Jorge L. Mas, the Company's Chairman. The loss of services of certain of these executives could have a material adverse effect on the business, financial condition and results of operations of the Company. The Company's success may also be dependent on its ability to hire and retain additional qualified management personnel. There can be no assurance that the Company will be able to hire and retain such personnel.

  COMPETITION

       The Company competes with other independent contractors in most of the markets in which it operates. While the Company believes that it has greater expertise, experience and resources than its competitors in many of the markets in which it operates, there are relatively few barriers to entry into such markets and, as a result, any business that has access to adequate financing and persons who possess technical expertise may become a competitor of the Company. Because of the highly competitive bidding environment in the United States for the services provided by the Company, the price of a contractor's bid has often been the deciding factor in determining whether such contractor was awarded a master contract or contract for a particular project. There can be no assurance that the Company's competitors will not develop the expertise, experience and resources to provide services that achieve greater market acceptance or that are superior in both price and quality to the Company's services, or that the Company will be able to maintain and enhance its competitive position.

       The Company also faces competition from the in-house service organizations of RBOCs, which employ personnel who perform some of the same types of services as those provided by the

  Company. Although a significant portion of these services is currently outsourced, there can be no assurance that existing or prospective customers of the Company will continue to outsource telecommunications infrastructure services in the future.

  TECHNOLOGICAL CHANGES

       The telecommunications industry is subject to rapid changes in technology. Wireline systems used for the transmission of video, voice and data face potential displacement by various technologies, including wireless technologies such as direct broadcast satellite television and cellular telephony. An increase in the use of such technologies could, over the long term, have an adverse effect on the Company's wireline operations.

  CONTROLLING SHAREHOLDERS

       After giving effect to the Offering, Jorge Mas, the Company's President and Chief Executive Officer, and his father, Jorge L. Mas, the Company's Chairman, together with other family members, will beneficially own approximately __% of the outstanding shares of common stock of the Company. Accordingly, they will have the effective power to control the election of the Company's directors and to effect certain fundamental corporate transactions.

  SHARES ELIGIBLE FOR FUTURE SALE

       Future sales of shares by existing stockholders under Rule 144 of the Securities Act or the issuance of shares of Common Stock upon the exercise of options could materially adversely affect the market price of shares of Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities. The Company has registered 800,000 shares of Common Stock for issuance upon exercise of options granted to its employees under the Company's 1994 Stock Incentive Plan and an additional 400,000 shares of Common Stock for issuance upon the exercise of options granted to its non-employee directors under the Company's 1994 Stock Option Plan for Non-Employee Directors. Options to purchase approximately 132,000 shares are currently exercisable. The Company has also filed a shelf registration statement on Form S-4 covering 500,000 shares of Common Stock to be used solely for future acquisitions. No prediction can be made as to the effect, if any, that market sales of such shares or the availability of such shares for future sales will have on the market price of shares of Common Stock prevailing from time to time.

  ANTI-TAKEOVER PROVISIONS

       The Company's certificate of incorporation and bylaws and certain provisions of the Delaware General Corporation Law (the "DGCL") may make it difficult in some respects to effect a change in control of the Company and replace incumbent management. The existence of these provisions may have a negative impact on the price of the Common Stock, may discourage third party bidders from making a bid for the Company, or may reduce any premiums paid to stockholders for their Common Stock. In addition, the Board of Directors of the Company has the authority to fix the rights and preferences of, and to issue shares of, the Company's preferred stock, and to take other actions that may have the effect of delaying or preventing a change of control of the Company without the action of its stockholders.

                                USE OF PROCEEDS

     The net proceeds to the Company of the Offering (assuming a public offering price of $____________ per share of Common Stock) are estimated to be $_______________ ($______________ if the Underwriters' over-allotment option is exercised in full). The Company will not receive any of the net proceeds of the sale of Common Stock by the Selling Stockholders. See "Certain Relationships and Related Transactions."

     The Company intends to use the net proceeds of the Offering to fund its growth strategy, including making acquisitions, funding working capital needs, capital expenditures and other general corporate purposes. The Company also may repay, subject to reborrowing, a portion of its credit facility with Shawmut Capital Corporation n/k/a Fleet Capital Corporation and its revolving credit facility with a wholly-owned finance subsidiary of Telefonica. At June 30, 1996, the Company's indebtedness under these facilities totaled $70.4 million, with interest rates ranging from LIBOR (London Interbank Offered Rate) plus 2.00% (7.49% at June 30, 1996) to MIBOR (Madrid Interbank Offered Rate) plus 0.30% (9.12% at June 30, 1996). These facilities have been used for working capital purposes, capital expenditures and to make acquisitions. See Note 4 to the Condensed Consolidated Financial Statements for a further description of the Company's indebtedness, including these facilities.


                          PRICE RANGE OF COMMON STOCK

     The Common Stock is traded on the Nasdaq National Market under the symbol MASX. The following table sets forth, for the periods indicated, the high and low closing sale prices of the Common Stock as reported on the Nasdaq National Market.

                                             High             Low
                                             ----             ---
1994:
- -----
First Quarter..........................      $ 9 1/8         $5 15/16
Second Quarter.........................      9                6  3/4
Third Quarter..........................      8 1/2            7
Fourth Quarter.........................      10 1/4           7

1995:
- -----
First Quarter..........................      13 1/2           10 1/8
Second Quarter.........................      13 1/8           9 3/4
Third Quarter..........................      13 1/8           10
Fourth Quarter.........................      13 1/4           9 1/8

1996:
- -----
First Quarter..........................      12 5/8           9 1/2
Second Quarter.........................      35 3/4           11 3/8
Third Quarter (through August 26)......      29 7/8           18 3/4

     On August 26, 1996, the closing sale price of the Common Stock as reported on the Nasdaq National Market was $29 11/16 per share.

                                DIVIDEND POLICY

     The Company has not paid any cash dividends on its capital stock since the Burnup Acquisition. The Company currently intends to retain any earnings to finance the development and expansion of the Company's business and does not anticipate paying any cash dividends in the foreseeable future. Furthermore, the Company's credit facilities currently limit the Company's ability to pay dividends.


                                CAPITALIZATION

     The following table sets forth the capitalization of the Company at June 30, 1996 and the capitalization of the Company as of such date as adjusted to reflect the sale of Common Stock offered by the Company in this Offering (assuming a public offering price of $_____________ per share of Common Stock) and the anticipated use of proceeds therefrom. See "Use of Proceeds." The information set forth in the table below should be read in conjunction with the Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                      JUNE 30, 1996
                                                  ACTUAL         AS ADJUSTED
                                                     (In thousands)

Total indebtedness...........................     $141,138
                                                   -------
Stockholders' equity:
 Common Stock................................        2,643
 Capital surplus.............................      139,653
 Retained earnings...........................       15,744
 Treasury shares.............................      (85,749)
     Accumulated translation adjustments.....          (40)
                                                   -------

     Total stockholders' equity..............       72,251
                                                   -------

     Total capitalization....................     $213,389
                                                   =======

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables present selected historical and pro forma financial information of the Company as of the dates and for the periods indicated. This information is derived from the audited Consolidated Financial Statements for the three years ended December 31, 1995 and from the unaudited Consolidated Financial Statements for the six months ended June 30, 1996 and 1995, both of which appear elsewhere in this Prospectus (collectively, the "Financial Statements"). These financial statements, the related notes, and the discussion in this Prospectus under the captions "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" are important and should be read in conjunction with the selected financial information presented below.

     Selected unaudited pro forma financial information is provided for the year ended December 31, 1995 and the six month periods ended June 30, 1996 and 1995 to reflect the acquisition of Sintel and the Related Transactions as if these transactions had taken place on January 1, 1995. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the Sintel Acquisition and the Related Transactions. The pro forma financial information is presented solely for illustrative purposes and does not purport to represent what the Company's results of operations would have been if such transactions had been consummated on the date indicated or to represent the financial position or results of operations that may be expected in the future.

     The unaudited information set forth below includes, in the opinion of management, all material adjustments, consisting only of normal recurring accruals, necessary for a fair presentation.

                 HISTORICAL CONSOLIDATED FINANCIAL STATEMENTS
                   (In thousands, except per share amounts)


                                              YEAR ENDED DECEMBER 31,         SIX MONTHS ENDED
                                                                                  JUNE 30,


                                             1993       1994       1995       1995       1996
                                              (1)        (2)                              (3)
Income statement data:
Revenue                                   $44,683   $111,294   $174,583   $ 73,797   $171,181
Costs of revenue and expenses:
Costs of revenue                           28,729     83,952    130,762     52,914    128,925
Depreciation and
  amortization                                609      4,439      6,913      2,888      5,295
General and administrative
  expenses                                  9,871     13,022     19,081      7,462     19,100
                                          -------   --------   --------   --------   --------
Operating income                            5,474      9,881     17,827     10,533     17,861
Interest expense (4)                          133      3,587      4,954      2,228      5,107
Interest and dividend
  income (5)                                  315      1,469      3,349      1,029      2,071
Special charges (6)                             0          0     23,086          0          0
Other (expense) income, net                   (81)     1,009      2,028      1,659        415
Equity (losses) in earnings of
  unconsolidated companies
  and minority interest                     1,177        247       (139)        25        979
Provision (benefit) for
  income taxes (7)                          2,539      3,211     (1,835)     4,119      6,151
                                          -------   --------   --------   --------   --------
Income (loss) from
  continuing operations                   $ 4,213   $  5,808   $ (3,140)  $  6,899   $ 10,068
                                          =======   ========   ========   ========   ========
Net income (loss)                         $ 4,213   $  6,633   $   (609)  $  8,813   $ 10,081
                                          =======   ========   ========   ========   ========

Average shares outstanding (8)             10,250     16,077     16,046     16,168     16,312
                                          =======   ========   ========   ========   ========

Earnings (loss) per share
  from continuing operations              $  0.41   $   0.36   $  (0.20)  $   0.43   $   0.62
                                          =======   ========   ========   ========   ========

Balance sheet data:
Property and equipment, net                         $ 40,102   $ 44,571   $ 48,384   $ 55,485
Total assets                                         142,452    170,163    153,700    418,616
Total long-term debt                                  35,956     44,226     31,435     79,729
Stockholders' equity                                  50,874     50,504     59,762     72,251

                  PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
                   (In thousands, except per share amounts)

                                                Year ended                    Six months ended
                                             December 31, 1995                    June 30,

                                                                            1995          1996
Income statement data:
Revenue                                               $430,085          $186,258          $254,876
Costs of revenue and expenses:
Costs of revenue                                       323,895           137,206           187,495
Depreciation and amortization                           10,106             4,575             6,624
Special charges-operations (9)                          30,157            20,712             2,176
General and administrative expenses                     58,722            29,074            33,278
                                                       -------           -------           -------
Operating income (loss)                                  7,205            (5,309)           25,303
Interest expense (4)                                    19,263             9,282             9,502
Interest and dividend income (5)                         4,342             1,623             2,820
Special charges (6)                                     23,086                 0                 0
Other income, net                                        3,690             1,739               632
Equity in earnings of unconsolidated
  companies and minority interest                        1,717             1,329             1,884
(Benefit) provision for income taxes                    (7,896)           (3,204)            7,873
                                                       -------           -------           -------
(Loss) income from continuing operations              $(17,499)         $ (6,696)         $ 13,264
                                                       =======           =======           =======
Average shares outstanding                              16,046            16,168            16,312
                                                       =======           =======           =======
(Loss) earnings per share from continuing
  operations                                          $  (1.09)         $  (0.42)         $   0.81
                                                       =======           =======           =======

  (1)   Includes the results and financial condition of Church & Tower only.

  (2) Includes the results of Church & Tower for the full year 1994, the results of Burnup & Sims from March 11, 1994 through the end of 1994, and the results of DTI from June 22, 1994 through the end of 1994.

  (3) Includes the results of operation of Sintel for the two months ended June 30, 1996.

  (4) Included is interest due to stockholders from outstanding notes amounting to $223,000 for the year ended December 31, 1994, $135,000 for the year ended December 31, 1995 and $135,000 and $0 for the six months ended June 30, 1995 and 1996, respectively.

  (5) Included is interest accrued from notes from stockholders amounting to $304,000 for the year ended December 31, 1994, $289,000 for the year ended December 31, 1995 and $193,000 and $91,000 for the six months ended June 30, 1995 and 1996, respectively.

  (6)   Consists of writedowns of certain real estate and other investments.

  (7) Church & Tower was not subject to income taxes because it was an S corporation and, consequently, income from continuing operations for 1993 and the results of operations prior to the Burnup Acquisition have been adjusted to reflect a pro forma provision for income taxes.

  (8) The 1993 average shares outstanding reflect the shares of Common Stock of the Company received by the former shareholders of Church & Tower pursuant to the Burnup Acquisition.

  (9)   Consists of severance costs relating to workforce reductions at Sintel.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   Overview

        MasTec is one of the world's leading contractors specializing in the build-out of telecommunications and related infrastructure. The Company's principal business consists of the design, installation and maintenance of the outside physical plant for telephone and cable television communications systems and of integrated voice, data and video local and wide area networks inside buildings, and the installation of central office equipment. The Company also provides infrastructure services to public utilities and the traffic control and highway safety industry, and general construction services consisting of design-and-build projects which the Company undertakes with private businesses and state and local governmental authorities.

        The Company was formed through the combination of Church & Tower and Burnup & Sims, two established names in the U.S. telecommunications construction services industry. On March 11, 1994, the shareholders of Church & Tower acquired 65% of the outstanding common stock of Burnup & Sims in a reverse acquisition (the "Burnup Acquisition"). Following the change in control, the senior management of Burnup & Sims was replaced by Church & Tower management and the name of Burnup & Sims was changed to "MasTec, Inc." During the three fiscal years prior to the acquisition, Burnup & Sims incurred increasing net losses culminating in a net loss of $9.3 million for fiscal 1993. Following the Burnup Acquisition, the Company implemented a number of strategic initiatives to improve operating efficiencies, including the elimination of duplicative facilities, consolidation of subsidiaries and the implementation of tighter control over bidding procedures and purchasing. As a result of these initiatives, Burnup & Sims' operations made a positive contribution to MasTec's operating profit in 1994.

        Since the Burnup Acquisition, the Company has followed a two-pronged strategy of growth through internal growth and expansion and through acquisitions. As a result, the Company's revenue has increased from $27.3 million in the second quarter of 1994, the first full quarter after the Burnup Acquisition, to $108.6 million in the second quarter of 1996.

        In April 1996, the Company purchased Sintel, a company engaged in telecommunications infrastructure construction services in Spain, Argentina, Chile and Peru, from Telefonica for approximately $39.5 million (at then current exchange rates), of which $5.2 million in cash was paid at closing and the balance will be financed by Telefonica over the next two years. In conjunction with the acquisition, Telefonica made a capital contribution, purchased buildings no longer in use by Sintel and reimbursed certain tax credits it had used, collectively referred to as the "Related Transactions." The proceeds from these transactions totaled approximately $41 million, which was used to repay Sintel indebtedness. In addition, Telefonica committed to certain minimum levels of work over the next three years. See "Business - General."

        The Sintel Acquisition gives the Company a significant international presence and more than doubles the size of the Company in terms of revenue and number of employees. In Argentina, Chile and Peru, the Company operates through joint ventures in which it holds interests ranging from 38% to 50%. See Notes 2 and 7 to the Condensed Consolidated Financial Statements for pro forma financial information and geographic information, respectively. Included in the Company's results for the quarter ended June 30, 1996 are the results of operations of Sintel from May 1, 1996 through June 30, 1996.

        Following two years of losses in 1993 and 1994, Sintel's current management implemented a cost reduction program to restore Sintel to profitability. Under the program, Sintel (a) reorganized its corporate structure from five to two divisions, (b) consolidated its offices and reduced management personnel, (c) consolidated its field operations and reduced the number of its occupied buildings, (d) instituted procedures to improve billing and collections as well as to lengthen the aging of its accounts payable, and (e) reduced general expenses. In addition, Sintel restructured its workforce by laying off approximately 500 full time workers and reassigning other workers to more profitable operations.

        Sintel is continuing its cost reduction program under the Company's ownership. As a result of this program, Sintel's cost of revenue has decreased from 75.0% of revenue in the six months ended June 30, 1995 to 71.2% of revenue for the six months ended June 30, 1996, and its general and administrative expense has declined from 19.2% to 16.3% of revenue during the same respective six month periods. Operating margin has improved as a result from 4.2% to 10.9% of revenue (excluding special charges) for the same periods. See "- Pro Forma Six Months Ended June 30, 1996 Compared To Pro Forma Six Months Ended June 30, 1995."


   Results of Operations

        Revenue is generated primarily from telecommunications and related infrastructure services. Infrastructure services are provided to telephone companies, public utilities, CATV operators and other telecommunications providers, governmental agencies and private businesses. The Company also provides general construction services consisting of design-and-build projects and project management services for state and local governmental authorities.

        Costs of revenue includes direct labor costs, subcontractor costs and expenses, materials not supplied by the customer, fuel, equipment rental and insurance.

        General and administrative expenses include management salaries, bonuses and benefits, rent, travel, telephone and utilities, professional fees and clerical and administrative overhead.

        The following discussion of the Company's financial condition and results of operations should be read in conjunction with the Financial Statements and notes thereto included elsewhere herein.

   Three Months Ended June 30, 1996 Compared to Three Months Ended June 30,
   1995.

        The following table sets forth certain historical consolidated financial data as a percentage of revenue for the three months ended June 30, 1996 and 1995.

                                                        1996    1995
                                                        ----    ----
   Revenue                                             100.0%  100.0%
   Costs of revenue, excluding depreciation             75.1%   71.3%
   Depreciation and amortization                         2.8%    4.0%
   General and administrative expenses                  11.6%    9.3%
   Interest expense                                      3.2%    2.7%
   Interest and dividend income, other income, net,
    equity in earnings of unconsolidated companies
    and minority interest                                2.1%    5.5%
   Income from continuing operations                     5.9%   11.4%

        Revenue. Revenue increased by approximately $69.4 million or 177% from $39.2 million in 1995 to $108.6 million in 1996, primarily due to international ($37.5 million) and domestic ($6.5 million) acquisitions, new master contracts, increased volume under existing contracts and other new business ($17.8 million), and an increase of $7.6 million in general construction services revenue.

        Costs of revenue, excluding depreciation. Costs of revenue as a percentage of revenue increased from 71.3% in 1995 to 75.1% in 1996 primarily due to operations in new geographic areas. Domestic and international margins for the three months ended June 30, 1996 were 24.2% and 26.2%, respectively. The domestic margin decreased as compared with the domestic margin for the period ended June 30, 1995, primarily because of costs incurred at the commencement of new contracts resulting from mobilization and startup costs, as well as costs incurred in recruiting and training new personnel. The Company has experienced similar declines in the past upon the commencement of new contracts. Domestic gross margin has increased since the quarters ended September 30, 1995 (22.2%) and December 31, 1995 (23.3%) when the Company began to significantly expand and grow, and has remained near the gross margin for the three months ended March 31, 1996 (24.3%).

        Depreciation and amortization. Depreciation and amortization as a percentage of revenue decreased from 4.0% in 1995 to 2.8% in 1996 due to revenue growth and Sintel's lesser dependence on its own equipment, as it typically uses subcontractors to supply heavy equipment when needed.

        General and administrative expenses. General and administrative expenses as a percentage of revenue increased from 9.3% in 1995 to 11.6% in 1996 primarily due to the acquisition of Sintel, which has a more costly overhead structure than the Company's domestic operations. Domestic and international general and administrative expenses as a percentage of domestic and international revenue for the three months ended June 30, 1996 were 9.8% and 15.3%, respectively. Sintel initiated a cost reduction program that has reduced general and administrative expenses from 19.2% of international revenue for the six months ended June 30, 1995 to 16.3% for the same period in 1996. This cost reduction program is continuing under the Company's ownership. Domestically, general and administrative expenses as a percentage of domestic revenue are approximately the same for the three months ended June 30, 1996 as for the comparable period in 1995.

     Interest expense. Interest expense increased from $1.1 million in 1995 to $3.4 million in 1996. Included in interest expense for the three months ended June 30, 1996 is $1.4 million of interest expense incurred by the international operations to fund working capital needs. Interest expense also increased due to new borrowings used for acquisitions, for equipment purchases, to fund notes receivable and to make investments in unconsolidated companies.

     Interest and dividend income to other income, net, equity in earnings of unconsolidated companies and minority interest. Interest and dividend income for the second quarter of 1995 includes $300,000 of dividend income on an investment in preferred stock. The preferred stock was disposed of in the first quarter of 1996. Interest and dividend income reported for the second quarter of 1996 consists primarily of interest accrued on a note receivable entered into in the third quarter of 1995. Other income for 1995 included the favorable settlement of litigation in the amount of $1,350,000. Equity in earnings of unconsolidated companies, which was insignificant prior to the acquisition of Sintel, consists primarily of the Company's share of earnings in Sintel's joint ventures in Argentina, Chile and Peru for the two months since the Sintel Acquisition.

Six Months Ended June 30, 1996 Compared to Six Months Ended June 30, 1995.

     The following table sets forth certain historical consolidated financial data as a percentage of revenue for the six months ended June 30, 1996 and 1995.


                                                           1996        1995
                                                           ----        ----
Revenue                                                    100.0%      100.0%
Costs of revenue, excluding depreciation                    75.3%       71.7%
Depreciation and amortization                                3.1%        3.9%
General and administrative expenses                         11.2%       10.1%
Interest expense                                             3.0%        3.0%
Interest and dividend income, other income, net,
 equity in earnings of unconsolidated companies
 and minority interest                                       2.0%        3.7%
Income from continuing operations                            5.9%        9.3%

     Revenue. Revenue increased by approximately $97.4 million or 132% from $73.8 million in 1995 to $171.2 million in 1996, primarily due to international ($37.5 million) and domestic ($13.5 million) acquisitions, new master contracts, increased volume under existing contracts and other new business ($35.4 million), and an increase of $11.0 million in general construction services.

     Costs of revenue, excluding depreciation. Costs of revenue as a percentage of revenue increased from 71.7% in 1995 to 75.3% in 1996 primarily due to operations in new geographic areas. Domestic and international margins for the six months ended June 30, 1996 were 24.3% and 26.2%, respectively. The same trends discussed in the quarter to quarter discussion above impacted the six months' comparison.

     Depreciation and amortization. Depreciation and amortization as a percentage of revenue decreased from 3.9% in 1995 to 3.1% in 1996 due to revenue growth and Sintel's lesser dependence on its own equipment, as it typically uses subcontractors to supply heavy equipment when needed.

     General and administrative expenses. General and administrative expenses as a percentage of revenue increased from 10.1% in 1995 to 11.2% in 1996. The increase in general and administrative expenses as a percentage of revenue is primarily due to higher general and administrative expenses of the international operations, which approximated 15.3% of international revenue. The same trends discussed in the quarter to quarter discussion above impacted the six months' comparison.

     Interest expense. Interest expense increased from $2.2 million in 1995 to $5.1 million in 1996. Included in interest expense for the six months ended June 30, 1996 is $1.4 million of interest expense incurred by the international operations to fund its working capital needs. Interest expense also increased due to new borrowings used for acquisitions, for equipment purchases, to fund notes receivable and to make investments in unconsolidated companies.

     Interest and dividend income, other income, net, equity in earnings of unconsolidated companies and minority interest. Interest and dividend income and other income, net, increased from $2.7 million in 1995 to $3.5 million in 1996 as a result of interest accrued on notes receivable and equity in earnings of unconsolidated companies. The increase from 1995 to 1996 was partially offset by the sale of a preferred stock investment.

     Discontinued operations. In March 1995, the Company sold the indoor theater assets of Floyd Theatres, resulting in a net gain of $1.5 million. (See Note 5 to the Condensed Consolidated Financial Statements.)


Pro Forma Six Months Ended June 30, 1996 Compared to Pro Forma Six Months Ended June 30, 1995.

     The following information and discussion is based on the unaudited pro forma results of operations for the Company assuming the Sintel Acquisition and the Related Transactions took place on January 1, 1995 and are based on the results from continuing operations of the Company and Sintel for the periods indicated. This discussion is presented for illustrative purposes only and is not necessarily indicative of the results of operations of the Company that actually would have occurred had the Sintel Acquisition been consummated on January 1, 1995. The discussion should be read in conjunction with the Financial Statements of the Company and the notes thereto included elsewhere herein.

     The operating results for Sintel included in the pro forma information for the respective six month periods reflect certain trends that may be significant to understanding the pro forma results. The six months ended June 30, 1996 reflect substantial improvements in Sintel's cost structure, which were a direct result of Sintel's cost reduction program as previously discussed. Revenue increased at Sintel by 7.6% as compared to the six months ended June 30, 1995 while cost of revenue decreased as a percentage of revenue from 75% to 71.2% and general and administrative expense decreased as a percentage of revenue from 19.2% to 16.3% in the two six month periods. Sintel's revenue represents approximately 60.0% of the Company's pro forma revenue for the six months ended June 30, 1995 and approximately 47.5% of pro forma revenue for the comparative 1996 period.

     The following table sets forth certain pro forma consolidated financial data as a percentage of pro forma revenue for the six months ended June 30, 1996 and 1995.

                                                                1996    1995
                                                               ------  ------
Revenue                                                        100.0%  100.0%
  Costs of revenue, excluding depreciation                      73.6%   73.7%
  Special charge, operations                                     0.9%   11.1%
Depreciation and amortization                                    2.6%    2.5%
General and administrative expenses                             13.1%   15.6%
Interest expense                                                 3.7%    5.0%
Interest and dividend income, other income, net,
 equity in earnings of unconsolidated companies
 and minority interest                                           2.1%    2.5%
Income (loss) from continuing operations                         5.2%   (3.6)%

     Revenue. Revenue increased by approximately $68.6 million or 37% from $186.2 million in 1995 to $254.8 million in 1996, primarily due to new master contracts, increased volume under existing contracts and other new business ($35.4 million), domestic acquisitions of $13.5 million, international growth of $8.7 million, and an increase of $11.0 million in general construction services revenue.

     Costs of revenue, excluding depreciation. Costs of revenue as a percentage of revenue decreased from 73.7% in 1995 to 73.6% in 1996. International operations reduced costs of revenue as a percentage of revenue from 75.0% in 1995 to 71.2% in 1996. The improvement is a direct result of changes implemented by Sintel's management, primarily reductions in personnel (see "- Special charges-operations"). Domestically, costs of revenue increased from 71.7% to 75.7% primarily due to start-up costs associated with operations in new geographic areas.

     Special charges-operations. Special charges-operations consists of severance costs incurred and paid by Sintel from workforce reductions under a cost reduction program. In 1994, new management was installed at Sintel with a focus on improving profitability. As a result, Sintel's management began a program to reduce costs and approximately 375 employees were terminated during the six months ended June 30, 1995, resulting in a charge of $20.7 million for the period. The plan continued through 1995 and Sintel recorded approximately $30.2 million in severance costs for the year. In 1996, Sintel continued to accept voluntary terminations to further reduce its workforce, incurring an additional $2.2 million in the six months ended June 30, 1996. As a result of its evaluation of the Sintel Acquisition, the Company adopted a plan designed to further reduce the Sintel workforce and recorded a reserve for anticipated severance costs. Approximately $1.5 million was charged against this reserve in the two months ended June 30, 1996.

     Depreciation and amortization. Depreciation and amortization as a percentage of revenue increased from 2.5% in 1995 to 2.6% in 1996, or from $4.6 million in 1995 to $6.6 million in 1996. The increase in dollar amount is due to domestic fleet added in the second part of 1995 to support internal growth.

     General and administrative expenses. General and administrative expenses as a percentage of revenue decreased from 15.6% in 1995 to 13.1% in 1996. The decrease in general and administrative expenses as a percentage of revenue is primarily due to a significant reduction in general and administrative expenses of the international operations in connection with the cost reduction program discussed above. The general and administrative expenses of the international operations approximated 16.3% and 19.2% of international revenue in 1996 and 1995, respectively. This cost reduction program is continuing under the Company's ownership. Domestically, general and administrative expenses as a percentage of revenue are approximately the same for the first half of 1996 as for the comparable period in 1995.

     Interest expense. Interest expense was $9.5 million and $9.3 million for 1996 and 1995, respectively, but decreased as a percentage of revenue from 5.0% in 1995 to 3.7% in 1996. Interest expense for domestic operations was approximately 3.0% of revenue for both 1996 and 1995. Average debt levels for Sintel were greater during 1995 due to its use of revolving credit facilities to fund the severance costs discussed above. At the end of 1995, Telefonica (which then owned Sintel) contributed approximately $16.0 million in new capital to Sintel, which was used to lower debt levels, resulting in lower interest expense in 1996.

     Interest and dividend income, other income, net, equity in earnings of unconsolidated companies and minority interest. Interest and dividend income and other income, net, increased from $4.7 million in 1995 to $5.3 million in 1996 as a result of interest accrued on notes receivable and equity in earnings of unconsolidated companies. The increase from 1995 to 1996 was partially offset by the sale of a preferred stock investment. On a pro forma basis, the equity in earnings of unconsolidated subsidiaries operating in Argentina, Chile and Peru increased by $520,000 when compared to the same period in 1995.

Year End Comparisons

     The following table sets forth certain historical consolidated financial data as a percentage of revenue for the years ended December 31, 1995, 1994 and 1993.

                                                   Year ended December 31,

                                                   1995     1994(1)   1993(1)
Revenue                                           100.0%    100.0%    100.0%
Costs of revenue, excluding depreciation           74.9%     75.4%     64.3%
Depreciation and amortization                       4.0%      4.0%      1.4%
General and administrative expenses                10.9%     11.7%     22.1%
Interest expense                                    2.8%      3.2%      0.3%
Interest and dividend income and other
 income, net, equity in earnings (losses) of
 unconsolidated companies
 and minority interest                              3.1%      2.2%      0.5%
Special charge--real estate and investments
 write-downs                                       13.2%      0.0%      0.0%
(Loss) income from continuing operations (1)       (1.8)%     5.2%      9.4%

(1) Income from continuing operations as a percentage of revenue has been adjusted to reflect a tax provision as though the Company had been subject to taxation as a C corporation.

Year Ended December 31, 1995 Compared to Year Ended December 31, 1994

     Revenue. Revenue increased by approximately $63.3 million or 57% from $111.3 million in 1994 to $174.6 million in 1995, primarily due to expansion into new contract areas and the full year's effect in 1995 of acquisitions in 1994, including the Burnup Acquisition. See Note 2 to the Consolidated Financial Statements. Revenue generated under the Company's master contracts was $113.6 million and $76.2 million or 65% and 68% for 1995 and 1994, respectively.

     Costs of revenue, excluding depreciation. Costs of revenue as a percentage of revenue decreased from 75.4% in 1994 to 74.9% in 1995, primarily due to improved margins resulting from improved operating efficiencies, improved productivity due to the use of more modern equipment, and the Company's renegotiation of an unprofitable master contract assumed as part of the Burnup Acquisition.

     Depreciation and amortization. Depreciation and amortization as a percentage of revenue was 4.0% in both 1995 and 1994. Depreciation expense increased from $4.4 million in 1994 to $6.9 million in 1995 primarily due to a fleet replacement program related to the Burnup & Sims fleet acquired in the Burnup Acquisition and an increase in capital expenditures resulting from expansion into new contract areas.

     General and administrative expenses. General and administrative expenses as a percentage of revenue declined from 11.7% in 1994 to 10.9% in 1995. General and administrative expenses increased by approximately $6.1 million from 1994 to 1995 due primarily to the impact of the Burnup Acquisition as the 1994 results exclude the results of operations (including general and administrative expenses) for Burnup & Sims from January 1 to March 11, 1994. Additionally, the Company expended approximately $1.6 million in 1995 related to pursuing and monitoring investment opportunities abroad.

     Interest expense. Interest expense increased from $3.6 million in 1994 to $5.0 million in 1995 primarily due to new borrowings used for equipment purchases, to fund notes receivable and to make investments in unconsolidated companies. See Note 2 to the Consolidated Financial Statements.

     Interest and dividend income and other income, net, equity in earnings (losses) of unconsolidated companies and minority interest. Interest and dividend income increased from $1.5 million in 1994 to $3.3 million in 1995 as a result of dividends earned on the preferred stock investment acquired in the Burnup Acquisition and the interest accrued on notes receivable. See "Business-- Telecommunications Investments." Other income increased by $1.0 million from 1994 to 1995 as a result of a $1,350,000 favorable settlement of a lawsuit. See
Note 14 to the Consolidated Financial Statements.

     Special charge-real estate and investments write-downs. In 1995, the Company incurred special charges totaling $18.6 million to adjust the carrying values of its non-core real estate investments to estimated net realizable value based on preliminary offers received by the Company. In addition, the Company wrote down its preferred stock investment to the amount realized by its disposal in early 1996. See Note 5 to the Consolidated Financial Statements.

Year Ended December 31, 1994 Compared to Year Ended December 31, 1993

     Revenue. Revenue increased by approximately $66.6 million or 149% from $44.7 million in 1993 to $111.3 million in 1994. Revenue in telecommunications and related construction services increased $71.6 million as a result of the Burnup Acquisition and other acquisitions in 1994 and increased $4.2 million due to additional volume in 1994 under master contracts in effect at December 31, 1993. These increases in revenue were offset by a decrease of $9.2 million in revenue from the Company's general construction services segment due to the completion of a significant project in the latter part of 1993.

     Costs of revenue, excluding depreciation. Costs of revenue increased as a percentage of revenue from 64.3% in 1993 to 75.4% in 1994, primarily due to less profitable operations acquired in connection with the Burnup Acquisition.

     Depreciation and amortization. Depreciation and amortization expenses increased to $4.4 million in 1994, or 4.0% of revenue, from $609,000 or 1.4% of revenue in 1993. The increase is primarily a result of (a) amortization of certain costs associated with the acquisitions made in 1994 and (b) an increase in depreciation due to the purchase of new equipment as part of a fleet replacement program for Church & Tower implemented in the latter part of 1993.

     General and administrative expenses. General and administrative expenses increased by approximately $3.2 million from 1993 to 1994 but decreased to 11.7% of revenue in 1994 compared to 22.1% of revenue in 1993. In the fourth quarter of 1993, in anticipation of the change in tax status resulting from the Burnup Acquisition, bonuses were paid to certain employee/stockholders of Church & Tower, which significantly increased the general and administrative expenses of the Company for 1993. Additionally, non-recurring expenses associated with provisions for litigation and environmental expenditures were made in 1993. Excluding the bonuses and nonrecurring expenses, general and administrative expenses as a percentage of revenue would have been 11.3% in 1993.

     Interest expense. Interest expense increased from $133,000 in 1993 to $3.6 million in 1994 due to (a) notes issued to pay for acquisitions made in 1994 other than the Burnup Acquisition, (b) debt incurred by Church & Tower shareholders in connection with the Burnup Acquisition and (c) debt assumed from Burnup & Sims following the acquisition.

     Interest and dividend income and other income, net, equity in earnings (losses) of unconsolidated companies and minority interest. Interest and dividend income increased from $315,000 in 1993 to $1.5 million in 1994 due to dividend income earned on the preferred stock acquired in the Burnup Acquisition and interest earned on notes issued to stockholders prior to the Burnup Acquisition. Other income increased $1.1 million from a net expense of $81,000 in 1993 to $1.0 million of income in 1994, primarily due to gains recognized on the sale of machinery and equipment of $609,000 and the rental of certain equipment. The equity in earnings of unconsolidated companies decreased in 1994 by $940,000 from 1993. During 1993, the Company recorded income of approximately $1,187,000 related to its joint venture for the removal of debris related to Hurricane Andrew. The project undertaken by this joint venture was substantially completed in 1993.

     Upon consummation of the Burnup Acquisition, Church & Tower's election to be treated as an S corporation was terminated and, accordingly, the Company recognized a net deferred tax asset of approximately $435,000 related to deductible temporary differences. This benefit was included in the provision for income taxes for 1994. The Company was not subject to taxation in 1993 and prior years as the result of its S corporation election under the Internal Revenue Code.

     See Note 1 to the Consolidated Financial Statements as to the impact of the new accounting standards to be implemented during 1996, the effect of which the Company does not believe will be material.

Financial Condition, Liquidity and Capital Resources

     The Company's balance sheet as of June 30, 1996 reflects the impact of the Sintel Acquisition and the conversion of the Company's 12% Subordinated Convertible Debentures to Common Stock (the "Debentures"). (See Notes 2 and 4 to the Condensed Consolidated Financial Statements.)

     The Company's primary source of liquidity has been cash flow from operating activities, external sources of financing, and the proceeds from the sale of non-core assets. During the six months ended June 30, 1996, $42.7 million was generated from operations compared to $10.5 million in the comparable period of 1995. Operating cash flows for the 1996 period includes the collection of a significant amount of international receivables. The Company's major international customer's payment terms are 180 days and require all unbilled work near the end of the year (work in progress) to be billed prior to the close of the year. Accordingly, the second quarter has higher collections for the international operations than other quarters as the additional work in process billed in December is collected. Also, during the six months ended June 30, 1996, the Company invested $7.6 million in acquisitions and received $8.6 million from the sale of non-core assets. Cash paid for capital expenditures was $2.8 million and an additional $6.0 million of capital expenditures were financed. The Company used its excess cash to repay debt, principally under its revolving credit facility with a wholly owned finance subsidiary of Telefonica and debentures Sintel had outstanding as of April 30, 1996. (See Note 4 to the Condensed Consolidated Financial Statements.)

     As of June 30, 1996, working capital was approximately $95.9 million compared to working capital of approximately $44.6 million at December 31, 1995. The significant increase in working capital is primarily attributable to the Sintel Acquisition. Included in working capital at June 30, 1996 are the net assets of discontinued operations, notes receivable (see Note 9 to the Condensed Consolidated Financial Statements) and real estate held for sale. Proceeds from the sale or repayment of these assets will be used for general corporate purposes including furthering the Company's growth strategy.

     As a result of expansion into new contract areas and continuing a fleet replacement program, the Company estimates spending approximately $14.0 million in capital expenditures in 1996, primarily on existing domestic operations.

     The Company has completed two acquisitions and increased its investment in an unconsolidated company during the six months ended June 30, 1996, as detailed in Note 2 to the Condensed Consolidated Financial Statements. The combined consideration for these three transactions amounted to approximately $48.3 million plus certain ownership interests in other unconsolidated companies. The $48.3 million monetary consideration consists of approximately $6.2 million in cash payments and $42.1 million in seller financing, $9.3 million of which is due within the next twelve months.

     In March 1996, the Company sold its investment in preferred stock and was repaid certain receivables due the Company from the buyer for a total consideration of $6.3 million. (See Note 5 to the Condensed Consolidated Financial Statements.)

     The Company continues to pursue a strategy of growth through internal growth and expansion and through acquisitions. The Company anticipates that this growth as well as operating cash requirements, capital expenditures and debt service will be funded from cash flow generated by operations, and external sources of financing. The success of the Company's growth strategy will be dependent in part on the Company obtaining additional capital. Although the Company believes that additional capital will be obtained, there can be no assurance that the Company will be able to obtain capital at satisfactory terms for this purpose. The Company also anticipates that certain of its telecommunications investments and non-core assets will be converted into cash within the next twelve months.

Impact of Inflation

     The primary inflationary factor affecting the Company's operations is increased labor costs. A substantial portion of the Company's domestic revenue is derived from services performed under master contracts, which typically include provisions to increase contract prices on an annual basis based on increases in the Construction Price Index. Accordingly, the Company believes that increases in labor costs will not have a significant impact on its domestic results of operations. In Spain, the Company's labor costs are governed by a labor agreement with the Company's employee representatives that establishes wages and other compensation. The Company currently is negotiating a new labor agreement with its employee representatives, which the Company anticipates will not result in significant increases in labor costs.

Environmental Matters

     The Company is in the process of removing, restoring and upgrading underground fuel storage tanks. As explained more fully in the notes to the Financial Statements, the Company does not expect the costs of completing this process to be material.

                                   BUSINESS

GENERAL

     The Company is one of the world's leading contractors specializing in the build-out of telecommunications infrastructure. The Company's principal business consists of the design, installation and maintenance of the outside physical plant for telephone and cable television communications systems ("outside plant services"), including the installation of aerial, underground and buried copper, coaxial and fiber optic cable networks and the construction of wireless antenna networks for telecommunications service companies such as local exchange carriers, long-distance carriers, competitive access providers, cable television operators and wireless phone companies. The Company also installs central office switching equipment ("switching"), and provides design, installation and maintenance of integrated voice, data and video local area networks and wide area networks inside buildings ("inside wiring"). The Company believes it is the largest independent contractor providing telecommunications infrastructure construction services in the United States and Spain and one of the largest in Argentina, Chile and Peru.

     The Company is able to provide a full range of infrastructure services to its telecommunications company customers. Domestically, the Company provides outside plant services to local exchange carriers such as BellSouth, U.S. West, SBC Communications, Inc., United Telephone of Florida, Inc. (a subsidiary of Sprint Corporation) and GTE Corp. MasTec currently has 18 exclusive, multi-year service contracts ("master contracts") with RBOCs and other local exchange carriers to provide all of their outside plant requirements up to a specific dollar amount per job and within certain geographic areas. These contracts typically generate revenues ranging between $3,000,000 and $30,000,000 over their respective terms. Internationally, the Company provides outside plant services, turn-key switching system installation and inside wiring services to Telefonica under multi-year contracts similar to those in the U.S. Telefonica has committed to award Sintel a minimum of 75 billion Pesetas of work in Spain over a three year period commencing January 1, 1996 at market prices (anticipated to be $200 million per annum based on current exchange rates).

     The Company also provides outside plant services to long distance carriers such as MCI Communications Corporation and Sprint Corporation, competitive access providers such as MFS Communications Company, Inc., Sprint Metro and MCI Metro (the local telephone subsidiaries of Sprint and MCI), cable television operators such as Time Warner, Inc., Continental Cablevision, Inc. and Media One, and wireless communications providers such as PCS Primeco and Sprint Spectrum, L.P. Inside wiring services are being provided by the Company to large corporate customers such as First Union, IBM, Medaphis Corp., Smith Barney, Inc. and Dean Witter Reynolds, Inc. and to universities and government agencies.

     The Company also provides design, installation and maintenance services (similar to those provided to telecommunications companies) to public utilities and the traffic control and highway safety industry. From time to time, the Company provides general construction and project management services to state and local governments.

     The Company's executive offices are located at 3155 N.W. 77th Avenue, Miami, Florida, 33122-1205, telephone number (305) 599-1800.

   COMPANY HISTORY AND SINTEL ACQUISITION

        The Company was formed in March 1994 through the combination of Church & Tower and Burnup & Sims, two established names in the telecommunications infrastructure construction industry that have been servicing the infrastructure needs of the telecommunications and public utility industries since 1969 and 1929, respectively. In March 1994, the current principal stockholders of the Company acquired approximately 65% of the outstanding common stock of Burnup & Sims, a public company, in the Burnup Acquisition. The name of Burnup & Sims was changed to MasTec, Inc. and current management assumed control of the combined operations. The current management team successfully integrated the operations of Church & Tower with Burnup & Sims, a company whose revenue for the fiscal year immediately preceding the combination was approximately three times as large as that of Church & Tower. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of strategic initiatives implemented following the Burnup Acquisition and the resulting financial impact.

        To position itself to take advantage of expected increased demand for telecommunications infrastructure services arising from the deregulation and privatization of telecommunications systems in Europe and Latin America, the Company acquired Sintel from Telefonica on April 30, 1996. Sintel is the principal provider of telecommunications construction services to Telefonica and its affiliates in Spain, providing more than twice the volume of these services as Sintel's next largest competitor, and is one of the principal providers of these services to Telefonica's affiliates in Argentina, Chile and Peru. Telefonica has agreed to use its best efforts to afford Sintel the opportunity to provide infrastructure services on telecommunications projects in which Telefonica participates as a leader or co-leader worldwide and not to compete with Sintel at least until April 2001. Two members of Telefonica's management, including the vice president of telecommunications infrastructure services purchasing, serve on Sintel's board of directors.

        Like the Burnup Acquisition, the Sintel Acquisition significantly increased the size of the Company; Sintel's revenue for the fiscal year ended December 31, 1995 was one and a half times greater than the Company's revenue for the same period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Overview" for a description of the terms of the Sintel Acquisition.

   RECENT TRENDS AND COMPANY STRATEGY

      Recent Trends in the Telecommunications Industry

        The telecommunications industry is undergoing fundamental changes in most markets throughout the world. The Telecommunications Act of 1996 in the United States, agreements among participating countries in the European Union and privatization and regulatory initiatives in Latin America are removing barriers to competition. In addition, growing customer demand for enhanced voice, video and data telecommunications have increased bandwidth requirements and highlighted network bandwidth limitations in many markets.

        Increased Capital Expenditures on Network Construction and Upgrades. The Telecommunications Act of 1996, which was signed into law in February 1996, removes barriers to competition and enables local and long distance carriers and cable television operators to enter each other's markets. The Company believes that deregulation will lead to increased construction of competing telecommunications networks as communications service providers expand into new markets. The Company also believes that increased competition among these providers to furnish enhanced voice, video and data services requiring greater bandwidth will lead to further upgrades of existing networks from copper to broadband fiber optic cable.

        The Company also believes that continuing deregulation and privatization of telecommunications providers in Europe and Latin America will spur competition and increase demand for the Company's services. In Spain, the expected opening of the Spanish telecommunications market to competition in 1998 and the passage in 1995 of legislation authorizing and regulating the provision of cable television services are expected to increase the demand for infrastructure construction as new competitors enter the market and build their own networks. In Latin America, the ongoing deregulation and privatization of telecommunications services and the improving economies in the region have stimulated renewed capital investment in telecommunications systems.

        In addition, the deployment of more powerful multi-media computers in business and the convergence of voice communications systems with data and video networks have resulted in increased demands for additional bandwidth within the internal communications networks of many domestic and international companies. Many businesses are upgrading their internal communications networks to personal computer-based servers interconnected with fiber optic cables, increasing the demand for inside wiring services.

        Increased Outsourcing of Infrastructure Services to Fewer Qualified Contractors. To meet increased price competition in the local exchange market resulting from deregulation, the Company believes that telecommunications service providers, particularly the RBOCs, will attempt to reduce costs by outsourcing services such as infrastructure construction that are outside their core competencies. Independent contractors such as the Company typically have lower cost structures, primarily as a result of lower overhead costs, than the in-house construction departments of the RBOCs. In addition to expanding the scope of outsourced services, telecommunications companies and business customers increasingly are seeking comprehensive solutions to their infrastructure needs by turning to fewer qualified contractors to provide a full range of infrastructure services.

      Company Strategy

        The Company believes that it is well positioned to capitalize on these trends and is pursuing a strategy of growth in its core business through internal expansion and strategic acquisitions. The Company believes that the volume of business generated under existing contracts will increase as a result of the increase in demand for its services. The Company intends to continue providing services to its existing customers under its present long-term contracts and, if possible, to extend these agreements beyond their current terms. In addition, the Company believes that its reputation for quality and reliability, operating efficiency, financial strength, technical expertise, presence in key geographic areas and ability to achieve economies of scale provide competitive advantages in bidding for and winning new contracts for telecommunications infrastructure projects. The Company intends to pursue aggressively the larger, more technically complex infrastructure projects where its competitive advantages will have the greatest impact.

        The Company also plans to continue to make strategic acquisitions. The Sintel Acquisition has positioned the Company to take advantage of increased competition anticipated in Europe and the rapid upgrading of telecommunications services expected in Latin America. In the United States, the Company is continuing to pursue opportunities to acquire selected operators that will enable the Company to expand its geographic coverage and customer base without the risks and expense of start-up operations and to acquire additional management talent for future growth. For example, the acquisition of two master contractors since the Burnup Acquisition has enabled the Company to expand its existing operations in Tennessee and enter the Alabama market. The Company believes there are attractive consolidation opportunities in the fragmented telecommunications infrastructure construction industry. The Company believes that it can apply its resources and expertise to acquisitions in new markets to expand the business of the acquired company. In certain cases, these "add-on" acquisitions also should improve operating margins through economies of scale, such as the elimination of duplicative administrative overhead and more efficient utilization of personnel and equipment. Corporate-wide economies of scale, particularly with respect to equipment purchases, are also made possible by the Company's greater buying power.

   SERVICES, MARKETS AND CUSTOMERS

      Telecommunications Construction - United States Operations

        Outside Plant Construction. The Company's principal domestic business consists of outside plant services for telecommunications providers, including local exchange carriers, competitive access providers, and cable television operators. Outside plant services consist of all of the services necessary to design, install and maintain the physical facilities used to provide telecommunications services from the provider's central office, switching center or cable head-end to the ultimate consumer's home or business. These services include the placing and splicing of cable, the excavation of trenches in which to place the cable, the placing of related structures such as poles, anchors, conduits, manholes, cabinets and closures, the placing of drop lines from the main transmission lines to the customer's home or business, and the maintenance and removal of these facilities. With the exception of drop line placement, the Company also provides these services to long distance carriers. The Company has developed expertise in directional boring, a highly specialized and increasingly necessary method of placing buried cable networks in congested urban markets without digging a trench.

        The Company is capable of providing a full range of outside plant services to its telecommunications company customers. RBOCs, however, have in-house departments that typically handle placing of aerial and underground cable, cable splicing, and aerial drop line placement. The Company's customers generally supply materials such as cable, conduit and telephone equipment, and the Company provides the expertise, personnel, tools and equipment necessary to perform the required services.

        The Company currently provides telecommunications construction services to customers in Alabama, Arizona, California, Colorado, Florida, Georgia, Michigan, North Carolina, South Carolina, Tennessee and Texas. Principal customers for telecommunications outside plant services include BellSouth, U.S. West, SBC Communications, Inc., the long distance and local exchange subsidiaries of both MCI Communications Corporation and Sprint Corporation, GTE Corp., MFS Communications Company, Inc., Time Warner, Inc., Continental Cablevision, Inc. and Media One.

        Services rendered to the Company's local exchange customers are performed primarily under master contracts, which are exclusive service contracts to provide all of the carrier's outside plant requirements up to a specified dollar amount per job and within certain geographic areas. These contracts typically generate revenue ranging between $3,000,000 and $30,000,000 over their respective terms, typically two to three years. Each master contract contemplates hundreds of individual construction and maintenance projects valued generally at less than $100,000 each. These contracts typically are awarded on a competitive bid basis, although customers are sometimes willing to extend these contracts beyond their original terms. The Company currently has 18 master contracts with telecommunications customers, covering defined regions within the southeastern and southwestern United States, including 13 with different divisions of two RBOCs and five with two non-Bell local exchange carriers.

        In addition to services rendered pursuant to master contracts, the Company provides outside plant services on individual projects awarded on a competitive bid basis. While such projects are generally substantially larger than the individual projects covered by master contracts, they typically require the provision of services identical to those rendered under master contracts.

        The Company also provides turn-key design, installation and maintenance services to the wireless communications industry, including site preparation, design and construction of communications towers, placement of antennas and associated wiring, and construction of equipment huts. In May 1996, the Company was awarded a contract by Sprint Spectrum, L.P. to build 100 personal communications service ("PCS") transmission towers in southeast Florida.

        Inside Plant Construction ("Inside Wiring"). The Company provides design, installation and maintenance of integrated voice, data and video networks inside buildings for large companies with multiple locations such as First Union, IBM, Dean Witter Reynolds, Inc., and Smith Barney, Inc., for college campuses such as the University of Miami and for medical facilities such as Carolina Medical Center.

        Inside wiring services consist of designing, installing and maintaining local area networks and wide area networks linking the customers' voice communications networks at multiple locations with their data and video services. This type of work is similar to outside plant construction; both involve the placing and splicing of copper, coaxial and fiber optic cables. Inside wiring is less capital intensive than outside plant construction but requires a more technically proficient work force.

        The Company's contracts to service First Union and IBM are similar to master contracts in the outside plant business because they grant the Company the exclusive right to provide inside wiring to these customers within certain geographic regions. The Company also provides inside wiring services on individual projects that are awarded on a competitive bid basis. The Company intends to take advantage of the fragmentation of the inside wiring industry by marketing a full range of inside wiring services to large corporations with multiple locations across the country. Increasingly, these types of customers are seeking a single vendor to provide all of their inside wiring; First Union, for example, used more than 50 different vendors to provide the services that the Company now provides.

   Telecommunications Construction - International Operations (Sintel)

     Sintel is a Spanish company which has provided telecommunications construction services to Telefonica and Telefonica's affiliates since 1950. Through Sintel, the Company is the principal provider of telecommunications infrastructure services to Telefonica and its affiliates in Spain, and one of the principal providers of these services to Telefonica's affiliates in Argentina, Chile and Peru. Telefonica is the sole provider of local and long distance telephony in Spain. Through its affiliate, Telefonica Internacional, S.A. ("Telefonica Internacional"), Telefonica owns interests ranging from 19% to 44% in the local telephone companies of Argentina, Chile and Peru.

     Spanish Operations. In Spain, Sintel's principal business is providing outside plant, inside wiring services and equipment installation to Telefonica and its affiliates. These services are substantially similar to those provided by the Company in the United States. Sintel also installs Telefonica telephone equipment in residences and businesses. Sintel subcontracts certain outside plant services to reduce personnel expenses and to minimize investment in equipment. Sintel's Spanish operations are concentrated in Spain's three largest commercial centers -- Madrid, Barcelona and Valencia -- and surrounding areas, although Sintel maintains a presence throughout Spain.

     Sintel provides for the largest percentage of Telefonica's outside plant services requirements. Sintel provides the bulk of these services under three separate service contracts, which are similar to master contracts, for distinct types of outside plant services: (a) placement and splicing of communications lines; (b) trenching and placing of conduits; and (c) placing of drop lines to residences and businesses. These agreements set the unit prices at which Sintel will render services to Telefonica and establish the percentage of Telefonica's requirements in these categories that will be satisfied by Sintel in particular geographic areas of Spain. Each of the agreements is for a three-year term. Telefonica enters into similar agreements with Sintel's principal competitors in Spain. The Company believes that Telefonica considers various factors in awarding these contracts and setting their terms, including price, quality, technical proficiency and the contractor's relationship with Telefonica. Telefonica also awards individual projects through a competitive bidding process.

     In recent years, Telefonica has reduced the number of contractors with which it will enter into comprehensive services agreements. Because of Sintel's historical relationship with Telefonica and Telefonica's commitment to award Sintel a specified minimum amount of work in Spain during the next three years, the Company expects that Sintel will continue to be the principal provider of these services to Telefonica in Spain.

     In addition to outside plant services, Sintel provides inside wiring services to Telefonica that are substantially similar to those provided by the Company in the United States. Sintel also installs transmission equipment, central office switching equipment, power generating equipment and cellular equipment for telecommunications systems for Telefonica. The equipment installed includes multiplexers, carrier systems and microwave systems, and central office equipment such as frames, protectors, connector blocks, batteries and power systems, and cellular antennas and cell sites. The contracts for this work are awarded on a competitive bid basis.

     Telefonica currently has a monopoly on the provision of local and long distance telephony in Spain, and Sintel derives approximately 88% of its revenue from the provision of services to Telefonica and its Spanish affiliates. As a result of European Union initiatives, Spain must liberalize its telecommunications industry between 1998 and 2003 to permit competitors to Telefonica. Although the Spanish government has not yet established a timetable for deregulation, it is expected that a second provider of public switched telephony will be allowed to begin operating in Spain by January 1, 1998, and that the industry will be completely open to competition by the year 2000. The Company believes that the demise of Telefonica's monopoly will increase demand for outside plant services in Spain as new service providers build competing networks. The Company intends to use Sintel's position as Spain's principal independent telecommunications infrastructure contractor to obtain a significant percentage of the work created by the increased demand for outside plant services.

     Sintel also installs and maintains cable television networks for Telefonica and its affiliates. The Spanish cable television market has been underdeveloped due to the lack of legislation authorizing and regulating the provision of cable television services in Spain. In December 1995, the Spanish legislature passed such legislation. The telecommunications law is being modified in certain respects by the Spanish government, and regulations implementing the law are not expected to be adopted until later this year. Once the legal structure for the provision of cable television services has been completed, the Company anticipates that the demand for these services will increase significantly. The Company further believes that this increased demand will require the construction of additional cable television networks, including connections to individual homes and businesses. Sintel has entered into a joint venture with Abengoa, S.A., one of Spain's largest construction companies and the second largest provider of telecommunications services to Telefonica, to build broadband cable television networks in Spain.

     Sintel also provides outside plant, inside wiring and equipment installation of computer networks for government agencies and private businesses; designs, installs and maintains radio communications and other wireless networks; provides infrastructure services to the radio and television broadcasting industry; and installs and maintains traffic control and highway safety devices and equipment.

     Latin American Operations. Sintel has operations in Argentina, Chile and Peru conducted through companies in which Sintel holds a nonmajority interest. Sintel holds a 50% interest in its affiliate in Argentina and a 38% interest in its affiliate in Peru. Telefonica Internacional holds a 25% interest in both the Argentina and Peru affiliates. Although Sintel does not hold a majority interest in these companies, it effectively controls their operational management. Sintel and a subsidiary of Sociedad Macri, one of the largest commercial groups in Argentina, each hold a 50% interest in Sintel's affiliate in Chile and share operational management.

     Sintel's Latin American affiliates primarily provide outside plant services, cable television installation and similar services to Telefonica's local telephone company affiliate in each of the countries in which the Sintel affiliate is located: Telefonica de Argentina (TASA) in Argentina; Compania de Telefonos de Chile (CTC) in Chile; and Telefonica del Peru in Peru. In the past, Telefonica has invited its suppliers in Spain, including Sintel, to follow Telefonica's expansion into Latin America and provide the same services to Telefonica's local affiliates. As part of the sale of

Sintel to the Company, Telefonica has agreed to use its best efforts to give Sintel the opportunity to provide infrastructure services on telecommunications projects in which Telefonica participates as a leader or co-leader worldwide.

  Related Infrastructure Construction Businesses

     Infrastructure Construction for Public Utilities. The Company provides infrastructure construction services to public utilities, including the Miami Dade Water and Sewer Authority, the City of Austin, the City of San Antonio Utilities Department, Jacksonville Electric Authority and Memphis Light, Gas and Water Division. These services, which are substantially similar to the outside plant services provided to telecommunications companies, include directional boring of conduit and pipes, trenching, placing of electric cables, and restoring asphalt and concrete surfaces. Services to all of these customers except the City of San Antonio are provided under exclusive master contracts with two to three year terms.

     The Company also provides right-of-way clearance services to public utilities, primarily rural electric cooperatives in Alabama, Florida and Georgia, and to non-utility companies such as railroads.

     Traffic Control and Highway Safety Infrastructure Construction. The Company provides infrastructure construction services to the traffic control and highway safety industry. These services consist of installing and maintaining traffic signals and their associated supporting mechanisms (such as mast-arm poles, conduit, electrical wiring and sensors), installing and maintaining traffic controllers, connecting signals and controllers with fiber optic cables, and erecting signs on highways and expressways. The Company also provides turn-key installation and maintenance services for airport runway lighting systems. Technology convergence has led to the development of "smart highways," which employ video cameras, remote controlled traffic signals, "talking" message signs, road sensors and other similar devices interconnected by fiber optic cable to a central computer that monitors and controls traffic flow remotely. The Company has constructed a portion of Georgia's first smart highway system in Atlanta. The labor, equipment and expertise required for traffic control and highway safety systems construction are similar to those required for telecommunications construction, such as the installation of fiber optic or coaxial cable and conduit for electronically controlled signage and other traffic control systems.

     These services primarily are rendered on specific projects awarded on a competitive bid basis. Customers include state transportation departments, cities and counties, highway contractors and private developers, principally in Florida and Georgia. The Company conducts this business both as a prime contractor and as a subcontractor.

   General Construction Services

     From time to time, the Company provides general construction and project management services to municipalities and state and local governments. The Company's project management services consist of the overall coordination of construction projects from the design to build phases, including pre-construction management, bonding requirements, coordination of subcontractors, inspections and assurances of on-time delivery. All such projects are awarded through a competitive bid process. Currently, the Company is the project manager for improvements to a system of water pumping stations operated by the Miami-Dade Water and Sewer Authority, construction of a detention facility for the Broward County Sheriff's Office, and construction of several primary learning centers for the Dade County School system.

TELECOMMUNICATIONS INVESTMENTS

     The Company has invested in certain telecommunications businesses located in or servicing Latin America and the Caribbean. These include a minority interest in Supercanal, S.A. and related entities, which operate a cable television system in Argentina. In addition, the Company has made a loan to the holding company for Consorcio Ecuatoriano de Telecomunicaciones, S.A., an Ecuadorian cellular company. This loan is convertible into equity under certain circumstances. See Notes 2 and 9 to the Condensed Consolidated Financial Statements and Note 2 to the Consolidated Financial Statements for a further discussion of these investments. The Company is evaluating these investments to enhance their value to the Company's stockholders.

SUPPLIERS

     The Company's customers supply the majority of the raw materials and supplies necessary to carry out the Company's contracted work. The Company is not dependent on any one supplier for any raw materials or supplies that the Company obtains for its own account.

SEASONALITY

     The Company's telecommunications construction business is subject to some seasonality, and in some years the Company has experienced a reduction in revenue during the months of December and January relative to other months. This reduction is due, in large part, to reduced expenditures and work order requests of the Company's telecommunications customers, particularly Telefonica and the RBOCs, at the end of their budgetary years, which typically end in December. Severe winter weather conditions may also affect demand for the Company's services.

COMPETITION

     The Company competes with other independent contractors in most of the markets in which it operates. Most companies engaged in the same or similar business tend to operate in a specific, limited geographic area, although larger competitors may bid on a particular project without regard to location. Although the Company believes it is the largest provider of telecommunications infrastructure services to the telecommunications industry in the United States and Spain, neither the Company nor any of its competitors can be considered dominant in the industry on a national or international basis. The Company also faces competition from the in-house construction and maintenance departments of RBOCs, which employ personnel who perform some of the same types of services as those provided by the Company.

EMPLOYEES

     The Company has approximately 5,100 employees, 2,600 of whom are employed in domestic operations and 2,500 of whom are employed by Sintel. Substantially all of the Sintel employees are unionized. See "Risk Factors - Certain Risks Associated with Sintel -- Labor Relations" for a description of the current state of labor relations at Sintel.

PROPERTIES

     The Company's corporate headquarters are located in a 60,000 square foot building in Miami, Florida owned by the Company. The Company also has regional offices located in Miami, Tampa, Atlanta, Austin and Charlotte. Sintel's principal executive offices are located in leased premises in Madrid, Spain. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Overview" for a description of the sale of Sintel's owned property in Spain to Telefonica and the consolidation of Sintel's operations.

     The Company's principal operations are conducted from field offices, equipment yards and temporary storage locations, none of which the Company believes is material to its operations because most of the Company's services are performed on the customers' premises or on public rights of way. In addition, the Company believes that equally suitable alternative locations are available in all areas where it currently does business.

     The Company owns several assets in the United States that are unrelated to its core construction business and that it intends to sell. Among these assets are (a) a printing and labeling business, including a 60,000 square foot printing plant in Stuart, Florida; (b) approximately 1,500 acres of unimproved land in Florida; and (c) four non-operating drive-in theaters located in central and southwest Florida. All of these properties were assets of Burnup & Sims acquired as part of the Burnup Acquisition. The Company is actively attempting to dispose of all of these assets to concentrate its resources on its core telecommunications construction and related businesses.

   LEGAL PROCEEDINGS

     The following is a summary of material legal proceedings involving the Company.

     In December 1990, Albert H. Kahn, a stockholder of the Company, filed a purported class action and derivative suit against Burnup & Sims, the members of its Board of Directors, and National Beverage Corporation ("NBC"). The complaint alleges, among other things, that Burnup & Sims' Board of Directors and NBC, as Burnup & Sims' then largest stockholder, breached their respective fiduciary duties in approving certain transactions, including the distribution in 1989 to Burnup & Sims' stockholders of all of the common stock of NBC owned by Burnup & Sims and the exchange by NBC of shares of common stock of Burnup & Sims for certain indebtedness of NBC held by Burnup & Sims. The lawsuit seeks to rescind these transactions and to recover damages in an unspecified amount.

     In November 1993, Mr. Kahn filed a class action and derivative complaint against Burnup & Sims, the members of its Board of Directors, Church & Tower, and Jorge L. Mas, Jorge Mas and Juan Carlos Mas, the principal stockholders of Church & Tower. The 1993 lawsuit alleges, among other things, that the Burnup & Sims Board of Directors and NBC breached their respective fiduciary duties by approving the terms of the Burnup Acquisition, and that Church & Tower and its principal stockholders had knowledge of the fiduciary duties owed by NBC and the Burnup & Sims Board of Directors and knowingly and substantially participated in the breach thereof. The lawsuit also claims derivatively that each member of the Burnup & Sims Board of Directors engaged in mismanagement, waste and breach of fiduciary duties in managing Burnup & Sims' affairs. On March 7, 1994, the Delaware court in which these suits were filed denied plaintiff's motion to enjoin the Burnup Acquisition. Each of the foregoing lawsuits is in discovery and no trial date has been set. The Company believes that the allegations in each of the lawsuits are without merit and intends to defend these lawsuits vigorously.

     The Company is involved in a lawsuit filed by BellSouth arising from certain work performed by a subcontractor of the Company from 1991 to 1993 and a second lawsuit filed by the County of Gilpin, Colorado, against the Company in connection with work performed for U.S. West during 1992. The amounts claimed against the Company in these two lawsuits in the aggregate total approximately $1.5 million. Both lawsuits were filed in November 1995 and are in the process of discovery. The Company believes that the allegations asserted by BellSouth and Gilpin County in these lawsuits are without merit and intends to defend these lawsuits vigorously.

     All of the claims asserted in the lawsuits described above, with the exception of the second lawsuit filed by Albert Kahn in 1993, arise from activities undertaken prior to March 11, 1994, the date of the consummation of the Burnup Acquisition.

     The Company is a party to other pending legal proceedings arising in the normal course of business, none of which the Company believes is material to the Company's financial condition or results of operations.

                                  MANAGEMENT

   EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEE

     The table below sets forth the names and ages of the directors, executive officers and significant employees of the Company as well as the positions and offices held by such persons. A summary of the background and experience of each of these individuals is set forth after the table. Each director holds office for a three year term and until his successor has been elected and qualified. Officers serve at the discretion of the Company's Board of Directors. Jorge Mas is the son of Jorge L. Mas. There are no other family relationships among the directors or officers of the Company.


NAME                        AGE    POSITION
- ----                        ---    --------


Jorge L. Mas                57     Chairman of the Board of Directors
Eliot C. Abbott             47     Director
Arthur B. Laffer            56     Director
Samuel C. Hathorn, Jr.      53     Director
Jose S. Sorzano             55     Director
Jorge Mas                   33     President amd Chief Executive Officer,
                                     Director
Ismael Perera               47     Senior Vice President-Operations
Edwin D. Johnson            40     Senior Vice President-Chief Financial
                                    Officer
Ubiratan Simoes Rezende     48     Senior Vice President-International
                                     Operations
Carlos A. Valdes            33     Senior Vice President-Business Development
Jose M. Sariego             42     Senior Vice President-General Counsel


Carmen M. Sabater           32     Corporate Controller
Nancy J. Damon              46     Corporate Secretary
Jose Luis Ucieda            53     President of Sintel

     Jorge L. Mas was elected Chairman of the Board of Directors of the Company on March 11, 1994, the effective date of the Burnup Acquisition. Mr. Mas has been the President and Chief Executive Officer of Church & Tower of Florida, Inc., one of the Company's largest subsidiaries, since 1969. Mr. Mas serves on the Board of Directors of First Union National Bank of Florida, N.A.

     Eliot C. Abbott was elected to the Board of Directors on March 11, 1994 in connection with the Burnup Acquisition. From 1976 until September 30, 1995, Mr. Abbott was a stockholder in the Miami law firm of Carlos & Abbott. Since October 1, 1995, Mr. Abbott has been a member of the international law firm of Kelley Drye & Warren.

     Arthur B. Laffer was elected to the Board of Directors on March 11, 1994 in connection with the Burnup Acquisition. Mr. Laffer has been Chairman of the Board of Directors of A.B. Laffer, V.A. Canto & Associates, an economic research and financial consulting firm, since 1979; Chief Executive Officer, Laffer Advisors Inc., an investment advisor and broker-dealer, since 1981; and Chief Executive Officer, Calport Asset Management, a money management firm, since 1992. Mr. Laffer is a director of U.S. Filter Corporation.

     Samuel C. Hathorn, Jr. has been a member of the Board of Directors since 1981. He has been president and a director of Trendmaker Homes since 1981 and president of Centennial Homes, Inc. since December 1, 1990, each of which is a subsidiary of Weyerhaeuser Co.

     Jose S. Sorzano was elected to the Board of Directors on November 6, 1994. Mr. Sorzano has been Chairman of the Board of Directors of The Austin Group, Inc., an international corporate consulting firm, since 1989. Mr. Sorzano was also Special Assistant to the President for National Security Affairs from 1987 to 1988; Associate Professor of Government, Georgetown University, from 1969 to 1987; President, Cuban American National Foundation, from 1985 to 1987; and Ambassador and U.S. Deputy to the United Nations from 1983 to 1985.

     Jorge Mas has served as President, Chief Executive Officer and a director of the Company since March 11, 1994, the date of the Burnup Acquisition. Prior to that time and during the past five years, Mr. Mas served as the President and Chief Executive Officer of Church & Tower, Inc. (and its predecessor company, Communications Contractors, Inc.). In addition, Mr. Mas is the Chairman of the Board of Directors of Neff Corp., Atlantic Real Estate Holding Corp. and U.S. Development Corp. (all private companies controlled by Mr. Mas) and, during all or a portion of the past five years, has served as the President and Chief Executive Officer of these corporations.

     Ismael Perera has served as Senior Vice President-Operations of the Company since March 11, 1994, the date of the Burnup Acquisition. From August 1993 until March 1994, he served as the Vice President-Operations of Church & Tower, Inc. From 1970 until July 1993, Mr. Perera served in various capacities in network operations for BellSouth, including most recently as a Senior Director of Network Operations from 1985 to 1993.

     Edwin D. Johnson was elected Senior Vice President-Chief Financial
Officer of the Company in March 1996. During the last 10 years, Mr. Johnson served in various capacities with Attwoods plc., a British waste services company, including chief financial officer and member of the board of directors during the final three years.

     Ubiratan Simoes Rezende was elected Senior Vice President-International Operations of the Company in March 1996. From August 1995 to March 1996, Mr. Rezende was Dean of Graduate Studies and International Programs at La Roche College. From 1991 to 1993, Mr. Rezende was visiting professor of the Paul Nitze School of Advanced International Studies at Johns Hopkins University, and from 1979 to 1992 he was a professor at the Center of Social and Economic affairs at the University of Santa Catarina in Brazil. Mr. Rezende also has served as Chief of Staff of the Organization of American States and as Executive Vice President of the holding company for the Perdigao Group, the second largest food processing company in Brazil.

     Carlos A. Valdes has served as Senior Vice President-Business Development since March 11, 1994, the date of the Burnup Acquisition. Prior to that time, Mr. Valdes served as the Chief Financial Officer of Church & Tower, Inc. from 1991 to 1994 and as a Vice President of First Union National Bank of Florida N.A. from 1986 to 1991.

     Jose M. Sariego has served as Senior Vice President-General Counsel since September 1995. Prior to joining the Company, Mr. Sariego was Senior Corporate Counsel and Secretary of Telemundo Group, Inc., a Spanish language television network, from August 1994 to August 1995. From January 1990 to August 1994, Mr. Sariego was a partner in the Miami office of Kelley Drye & Warren, an international law firm.

     Carmen M. Sabater has served as the Corporate Controller of the Company since April 1994. Prior to joining the Company, Ms. Sabater was a Senior Manager (1993-1994) and Manager (1989-1993) with Deloitte & Touche L.L.P.

     Nancy J. Damon has served as the Corporate Secretary of the Company since March 11, 1994. Prior to that time, Ms. Damon served as a paralegal at the Company from February 1990 until March 1994.

KEY EMPLOYEE

     Jose Luis Ucieda, is the president of Sintel, a position he has held since July 1994. Prior to joining Sintel, Mr. Ucieda was the Chief Financial Officer of Grupo Anaya, S.A., a textbook, magazine and software publishing company, from February 1987 to 1994. Among other positions, Mr. Ucieda was also Chief Executive Officer of Schweppes S.A., a beverage manufacturer and Distributor, from 1978 to 1984, and was Chief Financial Officer of Tabacalera, S.A., the Spanish tobacco manufacturing monopoly, from 1974 to 1978.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth, as of August __, 1996, and adjusted at that date to reflect the sale of the Company's Common Stock offered hereby, information with respect to the beneficial ownership of the Company's Common Stock by (a) each Selling Stockholder, (b) each person known to the Company to beneficially own more than 5% of the outstanding shares of the Company's Common Stock, (c) each director of the Company and each executive officer, and (d) all executive officers and directors of the Company as a group. Unless otherwise indicated, (a) each such stockholder has sole voting and investment power with respect to the shares beneficially owned by such stockholder and (b) has the same address as the Company.

                                       SHARES BENEFICIALLY OWNED PRIOR                       SHARES BENEFICIALLY OWNED
                                               TO THE OFFERING                                  AFTER THE OFFERING
                                                                             SHARES TO BE
                                      NUMBER OF SHARES      PERCENT OF       SOLD IN THE    NUMBER OF       PERCENT OF
                                                              CLASS           OFFERING       SHARES           CLASS
Eliot C. Abbott                          15,000 (1)             *                 -         15,000 (1)          *
Nancy J. Damon                              400 (1)             *                 -            400 (1)          *
Samuel C. Hathorn, Jr.                    5,200 (2)             *                 -          5,200 (2)          *
Edwin D. Johnson                          4,500                 *                 -          4,500              *
Arthur B. Laffer                         40,000 (1)             *                 -         40,000 (1)          *
Jorge L. Mas                          5,318,965 (3)            31%
Jorge Mas                             3,921,970 (1)(4)         23%
Ismael Perera                            18,492 (1)             *                 -         18,492 (1)          *
Ubiratan Simoes
Rezende                                          -              -                 -                 -           -
Carmen M. Sabater                         3,000 (1)             *                 -          3,000 (1)          *
Jose M. Sariego                           2,500 (1)             *                 -          2,500 (1)          *
Jose S. Sorzano                           5,000 (1)             *                 -          5,000 (1)          *
Carlos A. Valdes                         16,438 (1)             *                 -         16,438 (1)          *
All executive officers and
 directors as a group (13
 persons)                             9,351,465 (1)(5)         56%
FMR Corp.,
82 Devonshire Street,
Boston, MA 02109                      1,693,500                10%                -      1,693,500             10%

(1) The amounts shown include shares covered by options exercisable within 60 days of August __, 1996 as follows: Jorge Mas 12,000 shares; Eliot C. Abbott 15,000 shares; Arthur B. Laffer 40,000 shares; Ismael Perera and Carlos A. Valdes 16,000 shares each; Carmen M. Sabater 3,000 shares; Jose M. Sariego 2,000 shares; Jose S. Sorzano 5,000 shares and Nancy J. Damon 400 shares.

(2) Includes 200 shares held by the children of Mr. Hathorn, as to which Mr. Hathorn disclaims beneficial ownership.

(3) Includes 5,250,000 shares owned of record by Jorge L. Mas Canosa Holding I Limited Partnership, a Texas limited partnership ("Jorge L. Mas Holdings"), and 68,965 shares owned of record by the Mas Family Foundation, Inc., a Florida not-for-profit corporation (the "Family Foundation"). The sole general partner of Jorge L. Mas Holdings is Jorge L. Mas Holdings Corporation, a Texas corporation that is wholly-owned by Mr. Mas. Jorge L. Mas, Jorge Mas and other members of the Jorge L. Mas family are the sole members and directors of the Family Foundation. Mr. Mas disclaims beneficial ownership of the shares owned by the Family Foundation.

   (4) Includes 3,844,000 shares owned of record by Jorge Mas Holding I Limited Partnership, a Texas limited partnership ("Jorge Mas Holdings"), 68,965 shares owned of record by the Family Foundation, 12,000 shares covered by options exercisable within 60 days of August __, 1996, and five shares owned of record individually. The sole general partner of Jorge Mas Holdings is Jorge Mas Holdings Corporation, a Texas corporation that is wholly-owned by Mr. Mas. Mr. Mas disclaims beneficial ownership of the shares owned by the Family Foundation.

   (5) The 68,985 shares owned by Mas Family Foundation, Inc. are counted once for ownership percentage purposes.

   *    Less than 1%


                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The Company purchases and leases construction equipment from a company controlled by Mr. Jorge Mas. During 1995, the Company paid approximately $544,000 for equipment rentals and approximately $322,000 for equipment purchases from this affiliate. The Company also makes available certain office space and the part-time services of certain employees to affiliates. The Company believes the value of the space and services is not material.

        In 1994, Church & Tower, Inc. and Church & Tower of Florida, Inc. provided Messrs. Jorge L. Mas, Chairman of the Board and President of Church & Tower of Florida, Inc., Jorge Mas, President and Chief Executive Officer of Church & Tower, Inc., and Juan Carlos Mas and Jose Ramon Mas, each a shareholder of Church & Tower, Inc. and a son of Jorge L. Mas, with a loan of $2,000,000, $1,280,000, $158,000 and $132,000, respectively, bearing interest at prime plus 2% (10.5% at December 31, 1995) with interest due annually and principal due on December 31, 1996. The loans were made to assist these individuals in meeting their estimated federal income tax obligations related to the 1993 S corporation earnings of Church & Tower, Inc. and Church & Tower of Florida, Inc. As of June 30, 1996, Jorge L. Mas, Jorge Mas, Juan Carlos Mas and Jose Ramon Mas remained indebted to the Company for $1,000,000, $480,000, $158,000 and $132,000, respectively, plus accrued interest.

        For the year ended December 31, 1995, the Company paid approximately $114,000 in legal fees to Carlos & Abbott, P.A. a law firm of which Eliot C. Abbott was a stockholder.

                             SELECTION OF AUDITORS

        On May 8, 1995, the Board of Directors dismissed Price Waterhouse L.L.P. as the Company's independent auditors. The Audit Committee of the Board of Directors unanimously recommended to the Board of Directors that Coopers & Lybrand L.L.P. be retained as the new independent auditors effective June 29, 1995, and the Board of Directors approved this recommendation.

        None of the reports of Price Waterhouse L.L.P. on the financial statements of the Company filed for the 1994 fiscal year contained an adverse opinion or a disclaimer of opinion, or were qualified or modified as to uncertainty, audit scope or accounting principles. During the 1994 fiscal year and the subsequent interim period preceding the dismissal of Price Waterhouse L.L.P., there was no disagreement between the Company and Price Waterhouse L.L.P. on any manner of accounting principle or practice, financial statement disclosure, or auditing scope or procedure that would have caused Price Waterhouse L.L.P. to have made reference to the subject matter of the disagreement in connection with its reports, and during such period no reportable event occurred.


                         DESCRIPTION OF CAPITAL STOCK

        The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $.10 par value, and 5,000,000 shares of preferred stock, $1.00 par value (the "Preferred Stock"). Upon completion of the Offering, there will be __________ shares of Common Stock issued and outstanding. No shares of Preferred Stock are outstanding.

   COMMON STOCK

        The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Holders of Common Stock do not have cumulative rights, so that holders of more than 50% of the shares of Common Stock are able to elect all of the Company's directors eligible for election in a given year. For a description of the classification of the Board of Directors, see "--Delaware Law and Certain Provisions of Certificate of Incorporation and By-laws." The holders of Common Stock are entitled to dividends and other distributions if and when declared by the Board of Directors out of assets legally available therefor, subject to the rights of any holder of Preferred Stock that may from time to time be outstanding. See "Dividend Policy." Upon the liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata in the distribution of all of the Company's assets remaining available for distribution after satisfaction of all the Company's liabilities and the payment of the liquidation preference of any Preferred Stock that may be outstanding. The holders of Common Stock have no preemptive or other subscription rights to purchase shares of stock of the Company, and there are no redemption or sinking fund provisions applicable to the Common Stock. Immediately upon consummation of this Offering, all of the then outstanding shares of Common Stock will be validly issued, fully paid and nonassessable.

        The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina.

   PREFERRED STOCK

        The Company's Restated Certificate of Incorporation (the "Certificate") authorizes the Company's Board of Directors to issue Preferred Stock in series and to establish the number of shares to be included in each such series and to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof. Because the Board of Directors has the power to establish the preferences and rights of the shares of any such series of Preferred Stock, it may afford the holders of any Preferred Stock that may be outstanding, preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company.

   DELAWARE LAW AND CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION AND BY-
   LAWS

        The Certificate, the Company's By-laws (the "By-laws") and Section 203 of the DGCL contain certain provisions that may make the acquisition of control of the Company by means of a tender offer, open market purchase, proxy fight or otherwise, more difficult.

        Business Combinations. The Company is a Delaware corporation and is subject to Section 203 of the DGCL. In general, subject to certain exceptions, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless: upon consummation of such transaction, the interested stockholder owned 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); the business combination is, or the transaction in which such person became an interested stockholder was, approved by the board of directors of the corporation before the stockholder became an interested stockholder; or the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of the corporation's stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. For purposes of Section 203, a "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder; an "interested stockholder" is a person who, together with affiliates and associates, owns (or, in the case of affiliates and associates of the issuer, did own within the last three years) 15% or more of the corporation's voting stock other than a person who owned such shares on December 23, 1987.

        In addition to the requirements in Section 203 described above, the Certificate requires the affirmative vote of the holders of at least 80% of the voting power of all outstanding shares of the Company entitled to vote at an election of directors, voting together as a single class, to approve certain business combinations proposed by an individual or entity that is the beneficial owner, directly or indirectly, of more than 10% of the outstanding voting stock of the Company. This voting requirement is not applicable to "business combinations" if either (a) the Company's Board of Directors has approved a memorandum of understanding with such other corporation with respect to and substantially consistent with such transaction prior to the time that such other corporation became a holder of more than 10% of the outstanding voting stock of the Company; or (b) the transaction is proposed by a corporation of which a majority of the outstanding voting stock is owned of record or beneficially by the Company and/or any one or more of its subsidiaries. For purposes of this discussion, a "business combination" includes any merger or consolidation of the Company with or into another corporation, any sale or lease of all or any substantial part of the property and assets of the Company, or issuances of securities of the Company in exchange for sale or lease to the Company of property and assets having an aggregate fair market value of $1 million or more.

        Classified Board of Directors and Related Provisions. The Certificate provides that the number of directors of the Company shall be fixed from time to time by, or in the manner provided in, the By-laws. The By-laws provide that the number of directors will be six, the Board of Directors will be divided into three classes of directors, with each class having a number as nearly equal as possible, and that directors will serve for staggered three-year terms. As a result, one-third of the Company's Board of Directors will be elected each year. The classified board provision could prevent a party who acquires control of a majority of the outstanding voting stock of the Company from obtaining control of the Board of Directors until the second annual stockholders meeting following the date the acquirer obtains the controlling interest.

        Directors may be removed with or without cause by the affirmative vote of the holders of 80% of all outstanding voting stock entitled to vote. A majority of the entire Board of Directors may also remove any director for cause. Vacancies on the Board of Directors may be filled by a majority of the remaining directors, or by the stockholders.

        Authorized and Unissued Preferred Stock. Upon consummation of the Offering, there will be 5,000,000 authorized and unissued shares of Preferred Stock. The existence of authorized and unissued Preferred Stock may enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal is not in the Company's best interests, the Board of Directors could cause shares of Preferred Stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group or create a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors. In this regard, the Certificate grants the Board of Directors broad power to establish the designations, powers, preferences and rights of each series of Preferred Stock. See "--Preferred Stock."

        Stockholder Action by Written Consent. The By-laws provide that stockholder action can be taken only at an annual meeting or special meeting of stockholders and can only be taken by written consent in lieu of a meeting with the unanimous written consent of the stockholders.

        Indemnification. The Certificate provides that the Company shall indemnify each director and officer of the Company to the fullest extent permitted by law and limits the liability of directors to the Company and its stockholders for monetary damages in certain circumstances. The Certificate also provides that the Company may purchase insurance on behalf of the directors, officers, employees and agents of the Company against certain liabilities they may incur in such capacity, whether or not the Company would have the power to indemnify against such liabilities.

   DIVIDEND RESTRICTIONS

        The Company's credit facilities currently limit the Company's ability to pay dividends on the Common Stock. The payment of dividends on the Common Stock is also subject to the preference that may be applicable to any then outstanding Preferred Stock.

                                 UNDERWRITING

        Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among the Company, the Selling Stockholders and the underwriters listed below (the "Underwriters"), the Company and the Selling Stockholders have agreed to sell to each of the Underwriters, and each of the Underwriters has severally agreed to purchase the respective number of shares of Common Stock set forth opposite its name below.

        Underwriters                   Number of Shares
        ------------                   ----------------

   Bear, Stearns & Co., Inc.
   Jefferies & Company, Inc.
                                       ------

   TOTAL                               $
                                       ======

        The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to certain conditions precedent and that the Underwriters are severally committed to take and pay for all of the Shares if any are taken. If any of the Shares are purchased by the Underwriters pursuant to the Underwriting Agreement, all such Shares (other than the shares of Common Stock covered by the over-allotment option described below) must be so purchased. The Underwriting Agreement also provides that the Company and the Selling Stockholders will indemnify the Underwriters against certain liabilities in connection with the offer and sale of the Shares, including liabilities under the Securities Act of 1933, as amended, and contribute to payments that the Underwriters may be required to make in respect thereof.

        The Company and the Selling Stockholders have been advised by the Underwriters that they propose initially to offer the Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of _______. The Underwriters may allow and such dealers may reallow a concession not in excess of _______ on sales to certain other dealers. After the initial public offering of the Shares, the public offering price and other selling terms may be changed by the Underwriters.

        The Company has granted to the Underwriters an option to purchase up to an aggregate of _________ additional shares of Common Stock, at the initial public offering price less underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of option shares proportionate to such Underwriter's initial commitment as indicated in the preceding table.

        The Company and the Selling Stockholders have agreed not to issue, sell or otherwise dispose of any Common Stock or any security convertible into or exchangeable or exercisable for Common Stock of the Company for a period of 120 days from the date of execution of the Underwriting Agreement, subject to certain exceptions specified in the Underwriting Agreement.

        In connection with this Offering, certain Underwriters and Selling Stockholders (and any of their affiliated purchasers) who are qualified registered market makers on the Nasdaq National

   Market, may engage in passive market transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers or sales of the Common Stock in this Offering. The passive market making transactions must comply with the applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security, and, if all independent bids are lowered below the passive market maker's bid, then such bid must be lowered when certain purchase limits are exceeded.


                                 LEGAL MATTERS

        The validity of the shares of the Common Stock offered hereby will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson, 1001 Pennsylvania Avenue, N.W., Washington, D.C. 20004. Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Underwriters by Latham & Watkins, 885 Third Avenue, New York, New York 10022.

                                    EXPERTS

        The audited financial statements of the Company as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Prospectus have been audited by Coopers & Lybrand L.L.P., independent public accountants, as stated in its report with respect thereto.

        The audited financial statements of Sintel as of December 31, 1995, 1994 and 1993 and for each of the three years in the period ended December 31, 1995 incorporated by reference in this Prospectus have been audited by Arthur Andersen, independent public accountants, as stated in its report with respect thereto.

                         INDEX TO FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Financial Statements for the six months ended June 30, 1996 and 1995.
     Condensed Consolidated Statements of Income for the three and
     six months ended June 30, 1996 and 1995                                F-2

     Condensed Consolidated Balance Sheet as of June 30, 1996               F-4

     Condensed Consolidated Statement of Stockholders' Equity for
     the six months ended June 30, 1996 and 1995                            F-6

     Condensed Consolidated Statements of Cash Flows for the six
     months ended June 30, 1996 and 1995                                    F-7

     Notes to Condensed Consolidated Financial Statements - Unaudited       F-12

Consolidated Financial Statements for the three years ended
December 31, 1995

     Report of Independent Accountants                                      F-19

     Consolidated Statements of Income for the three years ended December
     31, 1995                                                               F-20

     Consolidated Balance Sheets as of December 31, 1995 and 1994           F-22

     Consolidated Statement of Stockholders' Equity for the three years
     ended December 31, 1995                                                F-24

     Consolidated Statements of Cash Flows for the three years ended
     December 31, 1995                                                      F-25

     Notes to Consolidated Financial Statements                             F-30


                                  MASTEC, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                    (In Thousands, Except Per Share Amounts)


                                                     THREE MONTHS          SIX MONTHS
                                                         ENDED               ENDED
                                                        JUNE 30,            JUNE 30,
                                                      (UNAUDITED)         (UNAUDITED)
                                                  ------------------   ------------------
                                                    1996       1995      1996       1995
                                                  --------   -------   --------   -------
Revenue                                           $108,634   $39,174   $171,181   $73,797
Costs of revenue and expenses:
  Costs of revenue, excluding depreciation          81,595    27,925    128,925    52,914
  Depreciation and amortization                      3,033     1,583      5,295     2,888
  General and administrative expenses               12,622     3,630     19,100     7,462
                                                  --------   -------   --------   -------


Operating income                                    11,384     6,036     17,861    10,533

Interest expense-
  Borrowings                                        (3,430)     (995)    (5,107)   (2,093)
  Notes to stockholders                                  0       (66)         0      (135)
Interest and dividend income                         1,156       441      1,980       836
Interest on notes from stockholders                     76        95         91       193
Other income, net                                      407     1,593        415     1,659
                                                  --------   -------   --------   -------
Income from continuing operations before
 equity in earnings of
 unconsolidated companies, income taxes
 and minority interest                               9,593     7,104     15,240    10,993
Equity in earnings (losses) of
 unconsolidated companies                              837         0      1,203       (11)
Provision for income taxes                           3,828     2,679      6,151     4,119
Minority interest                                      229       (22)       224       (36)
                                                  --------   -------   --------   -------
Income from continuing operations                    6,373     4,447     10,068     6,899

Discontinued operations (Note 5):
(Loss) income from discontinued
 operations (net of applicable income taxes)           (39)      205        (53)      462
Gain on disposal of discontinued
 operations (net of applicable income taxes)            66         0         66     1,452
                                                  --------   -------   --------   -------
Net income                                        $  6,400   $ 4,652   $ 10,081   $ 8,813
                                                  ========   =======   ========   =======

The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.
                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                   (In Thousands, Except Per Share Amounts)

                                               THREE MONTHS             SIX MONTHS
                                                  ENDED                    ENDED
                                                 JUNE 30,                 JUNE 30,
                                               (Unaudited)              (Unaudited)
                                             -----------------        ----------------
                                             1996         1995        1996        1995
                                             ----         ----        ----        ----

Net income                                   $ 6,400      $ 4,652     $10,081     $ 8,813
                                             =======      =======     =======     =======
Weighted average shares outstanding           16,468       16,166      16,312      16,168
                                             =======      =======     =======     =======
Earnings per share:
Continuing operations                        $  0.39      $  0.28     $  0.62     $  0.43
Discontinued operations                         0.00         0.01        0.00        0.12
                                             -------      -------     -------     -------
                                             $  0.39      $  0.29     $  0.62     $  0.55
                                             =======      =======     =======     =======

The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                (In Thousands)

                                         June 30, 1996   December 31, 1995
                                         -------------   -----------------
                                         (Unaudited)
ASSETS
Current assets:
Cash and cash equivalents                    $   1,219           $   1,076
Accounts receivable-net and
  unbilled revenue                             253,566              45,922
Notes receivable and accrued interest           29,329              27,505
Inventories                                      5,016               2,819
Other current assets                            31,578              27,878
                                             ---------           ---------
   Total current assets                        320,708             105,200
                                             ---------           ---------

Property and equipment                          71,357              55,806
Accumulated depreciation                       (15,872)            (11,235)
                                             ---------           ---------
   Property-net                                 55,485              44,571
                                             ---------           ---------
Investments in and advances to
  unconsolidated companies                      30,174              14,847
Notes receivable from stockholders               1,770               1,770
Other assets                                    10,479               3,775
                                             ---------           ---------

      TOTAL ASSETS                           $ 418,616           $ 170,163
                                             =========           =========

The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                (In Thousands)

                                       June 30, 1996    December 31, 1995
                                       -------------    -----------------
                                       (Unaudited)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of debt                 $ 61,409          $ 27,863
Accounts payable                            129,403            19,026
Other current liabilities                    33,984            13,744
                                           --------          --------
     Total current liabilities              224,796            60,633
                                           --------          --------

Other liabilities                            41,840            14,800
                                           --------          --------

Long-term debt                               79,729            34,601
Convertible subordinated debentures               0             9,625
                                           --------          --------
     Total long-term debt                    79,729            44,226
                                           --------          --------
Commitments and contingencies
Stockholders' equity:
Common stock                                  2,643             2,643
Capital surplus                             139,653           134,186
Retained earnings                            15,744             5,663
Accumulated translation adjustments             (40)                1
Treasury stock                              (85,749)          (91,989)
                                           --------          --------
     Total stockholders' equity              72,251            50,504
                                           --------          --------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                     $418,616          $170,163
                                           ========          ========

The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.
           CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                                (IN THOUSANDS)
                    FOR THE SIX MONTHS ENDED JUNE 30, 1996

                                   Common Stock
                                Issued                Capital        Retained         Accumulated       Treasury
                                Shares     Amount     Surplus        Earnings         Translation         Stock        Total
- ----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995      $26,435    $2,643      $134,186       $ 5,663             $   1          $(91,989)     $50,504
Net income                                                            10,081                                           10,081
Cumulative effect of
 Translation                                                                               (41)                           (41)
Stock issued to employees
 from Treasury Shares                                       (7)                                              123          116
Stock issued for debentures
 from Treasury Shares                                    5,474                                             6,117       11,591
- ----------------------------------------------------------------------------------------------------------------------------------
Balance June 30, 1996          $26,435    $2,643      $139,653       $15,744              $(40)         $(85,749)     $72,251
==================================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In Thousands)

                                                             SIX MONTHS ENDED
                                                                  JUNE 30,
                                                               1996      1995
                                                             -------    ------
                                                               (Unaudited)
Cash flows from operating activities:
Net income                                                   $10,081   $ 8,813
Adjustments to reconcile net income to net cash
 provided by operating activities:
Minority interest                                                224       (36)
Depreciation and amortization                                  5,295     2,888
Equity in (earnings) losses of unconsolidated
 companies                                                    (1,203)       11
Net gain on sale of discontinued operations                     (105)   (2,304)
Loss (gain) on sale of assets                                     93      (138)
Changes in assets and liabilities net of effect of
 acquisitions and divestitures:
  Accounts receivable net and unbilled revenue                38,296    (6,776)
  Inventories and other current assets                           421      (849)
  Other assets                                                (2,165)      160
  Accounts payable and expenses                              (10,377)    6,952
  Accrued income taxes                                           444     1,317
  Other current liabilities                                      (94)     (643)
  Net assets of discontinued operations                        1,785       556
  Deferred taxes                                                (319)     (310)
  Other liabilities                                              293       853
                                                             -------    ------
Net cash provided by operating activities                     42,669    10,494
                                                             -------    ------
Cash flows from investing activities:
  Cash acquired in acquisitions                                  999         0
  Cash paid for acquisitions                                  (6,169)        0
  Repayment of notes receivable                                  766         0
  Proceeds from sale of preferred stock                        5,100         0
  Repayment of loans to shareholders                               0     1,800
  Capital expenditures                                        (2,808)   (7,170)
  Investment in unconsolidated companies                      (1,410)        0
  Distributions from unconsolidated companies                      0        79
  Net proceeds from sale of discontinued operations                0     9,718
  Proceeds from sale of real estate and other assets           3,535     1,218
                                                             -------    ------
Net cash provided by investing activities                         13     5,645
                                                             -------    ------

The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In Thousands)

                                                             SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              1996       1995
                                                             --------  --------
                                                               (Unaudited)
Cash flows from financing activities:
 Proceeds from Revolver                                       $4,798    $     0
 Borrowings                                                    3,200          0
 Proceeds from Term Loan                                           0     12,000
 Proceeds from Equipment Loan                                      0      2,584
 Debt repayments                                             (50,612)   (20,718)
 Repayment of loans from shareholders                              0     (2,500)
 Net proceeds from common stock issued from treasury             116         75
 Financing costs                                                   0       (516)
                                                             --------  --------
 Net cash used in financing activities                       (42,498)    (9,075)
                                                             --------  --------
Effect of translation on cash                                    (41)         0
Net increase in cash and cash equivalents                        143      7,064
Cash and cash equivalents - beginning of period                1,076      5,612
                                                             --------  --------
Cash and cash equivalents - end of period                     $1,219    $12,676
                                                             ========  ========
Supplemental disclosures of cash flow
 information:
Cash paid during the period:
  Interest                                                    $5,013     $2,568
  Income taxes                                                $3,957     $4,121

The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.
          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                                (In Thousands)

Supplemental disclosure of non-cash investing and financing activities:



                                                         1996
Acquisition of Carolina Com-Tec                          ----
Fair value of assets acquired:

  Accounts receivable                                    $3,660
  Inventories                                               722
  Other current assets                                       26
  Property and equipment                                    657
  Other assets                                               11
                                                         ------
  Total non-cash assets                                   5,076
                                                         ------
  Liabilities                                             2,873
  Long-term debt                                            576
                                                         ------
  Total liabilities assumed                               3,449
                                                         ------
  Net non-cash assets acquired                            1,627
  Cash acquired                                             167
                                                         ------
  Fair value of net assets acquired                       1,794
  Excess over fair value of assets acquired               4,956
                                                         ------
  Purchase price                                          6,750
                                                         ======
Seller Financing                                         $3,500
  Cash paid for acquisition                               1,000
  Contingent consideration                                2,250
                                                         ------
Purchase price                                           $6,750
                                                         ======


The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.
          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                                (In Thousands)

Supplemental disclosure of non-cash investing and financing activities:


                                            1996        1995
                                            ----        ----
Acquisition of Sintel:
 Fair value of assets acquired:
 Accounts receivable                     $242,280
 Inventories                                2,258
 Other current assets                      10,088
 Property and equipment                     8,093
 Investment in unconsolidated companies     9,373
 Other assets                               2,094
                                         --------
 Total non-cash assets                    274,186
                                         --------

 Liabilities                              158,117
 Long-term debt                            78,024
                                         --------
 Total liabilities assumed                236,141
                                         --------

 Net non-cash assets acquired              38,045
 Cash acquired                                832
                                         --------
Purchase price                           $ 38,877
                                         ========

 Seller financing                          33,465
 Cash paid for acquisition                  5,164
 Acquisition costs paid by the Company        248
                                         --------
 Purchase price                          $ 38,877
                                         ========

Property acquired through financing
 arrangements                            $  5,952      $2,921
                                         ========      ======

Property disposed
 Receivable arising from the sale of
  equipment                              $      0      $1,200
                                         ========      ======

The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.
          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
                                (In Thousands)

Supplemental disclosure of non-cash investing and financing activities:

In 1996, the Company converted $11.6 million of its 12% Convertible Subordinated Debentures into Common Stock. Common Stock was issued from treasury at a cost of $6.1 million. See Note 4 to the Condensed Consolidated Financial Statements.

In 1996, the Company's purchase of an additional 3% interest in Supercanal, S.A. was financed in part by the sellers for $2 million. See Note 2 to the Condensed Consolidated Financial Statements.



The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 1996

1. CONSOLIDATION AND PRESENTATION:

The accompanying unaudited condensed consolidated financial statements of MasTec, Inc. ("MasTec" or the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions for Form 10-Q and Rule 10-01 of Regulation S-X. They do not include all information and notes required by generally accepted accounting principles for complete financial statements and should be read in conjunction with the audited financial statements and notes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 1995. The financial information furnished reflects all adjustments, consisting only of normal recurring accruals which are, in the opinion of management, necessary for a fair presentation of the financial position and results of operations for the periods presented. The results of operations are not necessarily indicative of future results of operations or financial position of MasTec.

The financial position and results of operations of the Company's foreign subsidiaries are measured using local currency as the functional currency. The Company translates foreign currency financial statements by translating balance sheet accounts at the exchange rate on the balance sheet date and income statement accounts at the average exchange rate for the period. Translation gains and losses are recorded in stockholders' equity, and realized gains and losses are reflected in income.

2. ACQUISITIONS

Carolina Com-Tec

In February 1996, the Company purchased for $6,750,000 the outstanding stock of Carolina Com-Tec, Inc., a company engaged in installing and maintaining voice, data and video networks. The stockholders of Carolina Com-Tec, Inc. received $1.0 million at closing, a $2.0 million 12% note paid June 1, 1996, and a $1.5 million 8% note, payable in quarterly installments over four years. The balance of the purchase price is payable over the next four years based on future pre-tax earnings of Carolina Com-Tec, Inc. The assets and liabilities resulting from the acquisition are disclosed in the supplemental schedule of non-cash investing and financing activities in the Condensed Consolidated Statements of Cash Flows.

Supercanal

In March 1996, the Company acquired an additional 3% of Supercanal, S.A. ("Supercanal"), an Argentine cable television company, in exchange for $2.0 million and the Company's interest in an Argentine radio station and newspaper acquired in October 1995 at the time of the Company's initial investment in Supercanal. The additional 3% was financed by the sellers and is payable over nine months at 12% interest.

In July 1996, the Company contributed its ownership interest in Supercanal to a holding company. Concurrently, Multicanal, S.A., one of the leading cable television operators in Argentina, acquired a 20% interest in the holding company for up to $17.7 million in cash, subject to adjustment based on the number of Supercanal's subscribers. MasTec's interest in the holding company was reduced to approximately 28.5% as a result of Multicanal's investment. Under the purchase agreement, Multicanal also will provide programming and management services to Supercanal.

Sintel

On April 30, 1996, the Company purchased from Telefonica de Espana, S.A. ("Telefonica") 100% of the capital stock of Sistemas e Instalaciones de Telecomunicacion, S.A. ("Sintel") (the "Sintel Acquisition"), a company engaged in telecommunications infrastructure construction services in Spain, Argentina, Chile and Peru. The purchase price for Sintel was Spanish Pesetas ("Pesetas")
4.9 billion (US $39.5 million at an exchange rate of 124 Pesetas to one U.S. dollar). An initial payment of Pesetas 650 million (US $5.2 million) was made at closing. An additional Pesetas 650 million (US $5.2 million) is due on December 31, 1996, with the balance of the purchase price, Pesetas 3.6 billion (US $29.1 million), due in two equal installments on December 31, 1997 and 1998. As part of the terms of the purchase and sale agreement with Telefonica, Sintel sold certain buildings to Telefonica and Telefonica reimbursed certain tax credits it had used and made a capital contribution to Sintel (the "Related Transactions"). The total proceeds from the Related Transactions were approximately $41 million. The assets and liabilities resulting from the acquisition are disclosed in the supplemental schedule of non-cash investing and financing activities in the Condensed Consolidated Statements of Cash Flows. The Sintel Acquisition gives the Company a significant international presence. In Argentina, Chile and Peru, the Company operates through joint ventures in which it holds interests ranging from 38% to 50% and accounts for these investments under the equity method. See
Note 7 regarding geographic information.

The following information presents the unaudited pro forma condensed results of operations for the six months ended June 30, 1996 and 1995 as if the Company's acquisition of Sintel and the Related Transactions had occurred on January 1, 1995. The Sintel Acquisition has been treated as a "purchase" as the term is used under generally accepted accounting principles. Management's preliminary estimate of fair value approximated that of the carrying value of the net assets acquired after reflecting a reserve for employee terminations net of deferred taxes. The final allocation will be contingent upon final assessment of the fair value of the net assets acquired. The allocation reflects management's best estimate based upon currently available information and significant differences are not expected. The pro forma results, which include adjustments to increase interest expense resulting from the debt incurred pursuant to the Sintel Acquisition ($700,000 and $1.2 million for 1996 and 1995, respectively), offset by the reduction in interest and depreciation expenses resulting from the Related Transactions ($1 million and $2.2 million for 1996 and 1995, respectively) and a tax benefit at 35% for each period, are presented for informational purposes only and are not necessarily indicative of the future results of operations or financial position of the Company or the results of operations or financial position of the Company had the Sintel Acquisition and the Related Transactions occurred January 1, 1995.

                                           Pro forma results of operations for
                                           the six months ended June 30,
                                                 1996               1995
                                           ----------------   ----------------
Revenue                                       $254,876            $186,258
Income (loss) from continuing operations        13,264              (6,696)
Net income (loss)                               13,277              (4,782)
Earnings (loss) per share:
Continuing operations                            $0.81              $(0.42)
Discontinued operations                           0.00                0.12
Net income (loss)                                 0.81               (0.30)

The pro forma results for the six months ended June 30, 1996 and 1995 include special charges incurred by Sintel related to a restructuring plan of $1.4 million and $13.5 million, net of tax, respectively.

3.  SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISK

The Company derives a substantial portion of its revenue from the provision of telecommunication infrastructure services to Telefonica and to BellSouth Telecommunications, Inc. ("BellSouth"). For the six months ended June 30, 1996, approximately 22% and 20% of the Company's revenue was derived from services performed for Telefonica and BellSouth, respectively. Revenue generated by Sintel from Telefonica is included from May 1, 1996 (see Note 2). Although the Company's strategic plan envisions diversification of its customer base, the Company anticipates that it will continue to be dependent on Telefonica and its affiliates and BellSouth for a significant portion of its revenue in the future.

4.  DEBT

Debt is summarized as follows (in
 thousands):                              June 30, 1996   December 31, 1995

Revolver, Fleet Credit Facility at
 LIBOR plus 2.00% (7.49% and 7.25%  at
 June 30, 1996 and December 31, 1995,
 respectively)                               $   15,780            $ 10,982


Term Loans, Fleet Credit Facility, at
 LIBOR plus 2.25% (7.74% and 7.94% at
 June 30, 1996 and December 31, 1995,
 respectively)                                   20,517              23,262


Revolving credit facility, at MIBOR
 plus 0.30% (9.12% at June 30, 1996 due
 November 1, 1996)                               34,056                   0

Other bank facilities, at interest
 rates from 8.0% to 9.4%                          7,186                   0

Notes payable for equipment, at
 interest rates from 6.7% to 9.5% due
 in installments through the year 2000           18,593              14,682

Notes payable for acquisitions, at
 interest rates from 7% to 12% due in
 installments through February 2000              41,657               8,382

Real estate mortgage notes, at interest
 rates from 8.53% to 9.5% due in
 installments through the year 2001               2,690               2,531

12% Convertible Subordinated Debentures
 due June 1996
                                                    659              12,250
                                          -------------   -----------------

Total debt                                      141,138              72,089
Less current maturities                         (61,409)            (27,863)
                                          -------------   -----------------

Long-term debt                               $   79,729            $ 44,226
                                          =============   =================

Not included in the preceding table at June 30, 1996 and December 31, 1995 is approximately $2.1 million in capital leases related to discontinued operations (see Note 5).

On May 31, 1996, the Company called its 12% Convertible Subordinated Debentures (the "Debentures") effective June 30, 1996. All but $659,000 of the Debentures were converted to Common Stock, increasing the number of shares outstanding by 690,219.

The Company maintains a $40.0 million credit facility with Shawmut Capital Corporation n/k/a Fleet Capital Corporation (the "Fleet Credit Facility") maturing January 2000 and also maintains several other credit facilities for the purpose of financing equipment purchases. Additionally, the Company has several credit facilities denominated in Pesetas, one of which is a revolving credit facility with a wholly-owned finance subsidiary of Telefonica. At June 30, 1996, the Company had $74.4 million ( 9.5 billion Pesetas) of debt denominated in Pesetas, including the acquisition debt of $33.2 million incurred pursuant to the Sintel Acquisition (See Note 2).

Debt agreements contain, among other things, restrictions on the payment of dividends and require the observance of certain financial covenants such as minimum levels of cash flow and tangible net worth, all of which were met at June 30, 1996.

5.  DISCONTINUED OPERATIONS

In the third quarter of 1995, the Company determined to concentrate its resources and better position itself to achieve its strategic growth objectives by disposing of all of the general products segment that the Company acquired as part of the Burnup & Sims, Inc. ("Burnup & Sims") acquisition (the "Burnup Acquisition"). These operations and assets include Southeastern Printing Company, Inc. ("Southeastern"), Lectro Products, Inc. ("Lectro") and Floyd Theatres, Inc. ("Floyd Theatres").

In March 1995, the Company sold the indoor theater assets of Floyd Theatres for approximately $11.5 million of which $1.8 million was used to satisfy liabilities not assumed by the buyer and transaction costs incurred. A gain of $1.5 million net of tax, resulted from this transaction in the first quarter of 1995. The remaining outdoor theater operations of Floyd Theatres are currently being marketed for sale for the underlying real estate value. Southeastern is being offered for sale and Lectro was sold during the third quarter of 1995.

Discontinued operations include management's best estimates of the amounts expected to be realized on the sale of these assets. While the estimates are based on current negotiations, the amounts the Company will ultimately realize could differ from the amounts assumed in arriving at the loss on disposal of the discontinued operations.

Summary operating results of discontinued operations, excluding net gains on disposal and estimated loss during the phase-out period, are as follows (in thousands):


                                           For the six months ended June 30,
                                               1996             1995
                                           -------------      ---------------
Revenue                                        $6,275            $16,219
                                           =============      ===============

(Loss) earnings before income taxes            $  (86)            $  734
(Benefit) provision for income taxes              (33)               272
                                           -------------      ---------------
Net (loss) income from discontinued            $  (53)            $  462
 operations
                                           =============      ===============


The following comprises the net assets of discontinued operations which are included in other current assets (in thousands):


                                          June 30, 1996  December 31, 1995
                                          -------------  -----------------

Receivables, net                                 $1,865             $1,432
Inventory                                         1,032              1,047
Property, plant and equipment, net                8,697              9,101
Other assets                                         53                 51
Land held for sale                                1,095                964
Less:
Capital leases                                    2,059              2,140
Accounts payable                                    252                280
Accrued liabilities and reserve for               3,607              3,775
  loss on disposal
                                          -------------  -----------------
                                                 $6,824             $6,400
                                          =============  =================

6. EARNINGS PER SHARE

Earnings per share is determined by dividing the income for the period by the weighted average of outstanding shares for the period after giving effect to dilutive stock options. The weighted average shares includes shares issued from the conversion of the Debentures from the date of conversion. Fully diluted earnings per share is not disclosed because the result is anti-dilutive. A supplementary earnings per share calculation, assuming the conversion of the Debentures took place at the beginning of the year, is not presented because the conversion of the Debentures did not have an impact on the Company's earnings per share.

7. GEOGRAPHIC INFORMATION

The Company's principal source of revenue is the provision of telecommunication infrastructure construction services in the United States and Spain. The Company did not have significant international operations in 1995, accordingly, only 1996 geographic information is presented below:


                          Six months ended
                            June 30, 1996
Revenue
  Domestic                     $133,641
  International                  37,540
                               --------
Total                          $171,181
                               ========

Operating income
  Domestic                     $ 14,249
  International                   3,612
                               --------
Total                          $ 17,861
                               ========

Identifiable assets
 Domestic                      $103,319
 International                  212,467
 Corporate                      102,830
                               --------
Total                          $418,616
                               ========

There are no transfers between geographic areas. Operating income consists of revenue less operating expenses, and does not include interest expense, interest and other income, equity in earnings of unconsolidated companies, minority interest and income taxes. Domestic operating income is net of corporate general and administrative expenses. Identifiable assets of geographic areas are those assets used in the Company's operations in each area. Corporate assets include cash and cash equivalents, investments in unconsolidated companies, net assets of discontinued operations, real estate held for sale and notes receivable.

8. CONTINGENCIES

In December 1990, Albert H. Kahn, a stockholder of the Company, filed a purported class action and derivative suit against Burnup & Sims, the members of its Board of Directors, and National Beverage Corporation ("NBC"). The complaint alleges, among other things, that Burnup & Sims' Board of Directors and NBC, as Burnup & Sims' then largest stockholder, breached their respective fiduciary duties in approving certain transactions, including the distribution to Burnup & Sims' stockholders of all of the common stock of NBC owned by Burnup & Sims and the exchange by NBC of shares of common stock of Burnup & Sims for certain indebtedness of NBC held by Burnup & Sims. The lawsuit seeks to rescind these transactions and to recover damages in an unspecified amount.

In November 1993, Mr. Kahn filed a class action and derivative complaint against Burnup & Sims, the members of its Board of Directors, Church & Tower, Inc. and Church & Tower of Florida, Inc. (collectively, "Church & Tower"), and Jorge L. Mas, Jorge Mas and Juan Carlos Mas, the principal stockholders of Church & Tower. The 1993 lawsuit alleges, among other things, that the Burnup & Sims Board of Directors and NBC breached their respective fiduciary duties by approving the terms of the Burnup Acquisition; and that Church & Tower and its principal stockholders had knowledge of the fiduciary duties owed by NBC and the Burnup & Sims Board of Directors and knowingly and substantially participated in the breach thereof. The lawsuit also claims derivatively that each member of the Burnup & Sims Board of Directors engaged in mismanagement, waste and breach of their fiduciary duties in managing Burnup & Sims' affairs. On March 7, 1994, the Delaware court in which these suits were filed denied plaintiff's motion to enjoin the Burnup Acquisition. Each of the foregoing lawsuits is in discovery and no trial date has been set. The Company believes that the allegations in each of the lawsuits are without merit and intends to defend these lawsuits vigorously.

The Company is involved in a lawsuit filed by Bell South arising from certain work performed by a subcontractor of the Company from 1991 to 1993 and a second lawsuit filed by the County of Gilpin, Colorado, against the Company in connection with work performed for U.S. West, Inc. in 1992. The amounts claimed against the Company in these two lawsuits in the aggregate total approximately $1.5 million. Both lawsuits were filed in November 1995 and are in the early stages of discovery. The Company believes that the allegations asserted by Bell South and Gilpin County are without merit and intends to defend these lawsuits vigorously.

All of the claims asserted in the lawsuits described above, with the exception of the second lawsuit filed by Albert Kahn in 1993, arise from activities undertaken prior to March 11, 1994, the date of the Burnup Acquisition.

The Company is also a party to other pending legal proceedings, none of which the Company believes is material to the Company's financial condition or results of operations.

9. SUBSEQUENT EVENTS

An agreement has been signed by the principal stockholder of the holding company for Consorcio Ecuatoriano de Telecomunicaciones, S.A. ("Conecell") to sell the holding company's stock to Inter-American Communications Corporation ("ICCA"), a U.S. public company, for consideration totaling approximately $105 million, subject to certain conditions. As a result of the agreement, the maturity date of the Company's $25 million note receivable plus accrued interest thereon by its terms automatically has been extended to August 30, 1996. The Company will likely extend the due date further to allow additional time for the transaction to be completed. The consideration for the sale is a combination of cash, promissory notes of ICCA and ICCA common stock. If the transaction is completed, the Company would, under the terms of its loan, receive approximately $35 million of the total consideration in a combination of cash, promissory notes of ICCA and ICCA common stock.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and
Stockholders of MasTec, Inc.
Miami, Florida

We have audited the accompanying consolidated balance sheets of MasTec, Inc. and subsidiaries (formerly Church & Tower) as of December 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MasTec, Inc. and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND, L.L.P.

Miami, Florida
March 22, 1996

                                 MASTEC, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                  For the three years ended December 31, 1995
                    (In Thousands, Except Per Share Amounts)

                                                    1995      1994       1993
                                                  ---------  --------  --------
Revenue                                            $174,583  $111,294   $44,683
Costs of revenue and expenses:
Costs of revenue, excluding depreciation            130,762    83,952    28,729
Depreciation and amortization                         6,913     4,439       609
General and administrative expenses                  19,081    13,022     9,871
 Operating income                                    17,827     9,881     5,474
Interest expense
  Borrowings                                         (4,819)   (3,364)     (133)
  Notes to stockholders                                (135)     (223)        0
Interest and dividend income                          3,060     1,165       315
Interest on notes from stockholders                     289       304         0
Other income (expense), net                           2,028     1,009       (81)
Special charge-real estate and investments
 write-downs                                        (23,086)        0         0
(Loss) income from continuing operations
 before equity in (losses) earnings of
 unconsolidated companies, income taxes and       ---------  --------  --------
 minority interest                                   (4,836)    8,772     5,575
(Loss) equity in earnings of unconsolidated
 companies                                             (300)      247     1,187
(Benefit) provision for income taxes                 (1,835)    2,325         0
Minority interest                                       161         0       (10)
                                                  ---------  --------  ---------
(Loss) income from continuing operations             (3,140)    6,694      6,752
Discontinued operations (Note 16):
Income from discontinued operations (net of
 applicable income taxes)                                38       825          0
Net gain on disposal of discontinued operations
 net of a provision of $6,405 to write down
 related assets to realizable values and including
 operating losses during phase-out period (net of     2,493         0          0
 applicable income taxes)                         ---------  --------  ---------
Net (loss) income                                     $(609)   $7,519     $6,752
                                                  =========  ========  =========
Unaudited pro forma data:
Income before income taxes                                0    10,396      6,752
Provision for income taxes (1)                            0     3,763      2,539
                                                  ---------  --------  ---------
Pro forma net (loss) income (1)                       $(609) $  6,633    $ 4,213
                                                  =========  ========  =========

                                 MASTEC, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
                  For the three years ended December 31, 1995
                   (In Thousands, Except Per Share Amounts)


                                         1995      1994      1993
                                     ----------  --------  --------

Pro forma net (loss) income (1)        $  (609)   $ 6,633   $ 4,213
                                     ==========  ========  ========

Weighted Average shares outstanding     16,046     16,077    10,250

(Loss) earnings per share (1):
Continuing operations                  $ (0.20)   $  0.36   $  0.41
Discontinued operations                   0.16       0.05      0.00
                                     ----------  --------  --------
Net loss (income)                      $ (0.04)   $  0.41   $  0.41
                                     ==========  ========  ========



(1) Net income and earnings per share amounts for 1994 and 1993 have been adjusted to include a provision for income taxes as though the Company had been subject to taxation for the entire year. See Note 17 for quarterly financial data and reported earnings per share.



The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.
                          CONSOLIDATED BALANCE SHEETS
                       As of December 31, 1995 and 1994
                                (In Thousands)

                                                     1995        1994
                                                   --------    --------
ASSETS
     Current assets:
     Cash and cash equivalents                     $  1,076    $  5,612
     Accounts receivable-net and unbilled revenue    49,057      33,122
     Notes receivable                                25,892         715
     Inventories                                      2,819       4,111
     Deferred and refundable income taxes             1,116       1,368
     Theater assets held for sale                         0       7,414
     Net assets of discontinued operations            6,400           0
     Investment in preferred stock                    5,100           0
     Real estate held for sale                       12,292           0
     Other current assets                             1,448         700
                                                   --------    --------
          Total current assets                      105,200      53,042
                                                   --------    --------

Property and equipment-at cost                       55,806      46,204
Accumulated depreciation                            (11,235)     (6,102)
                                                   --------    --------
          Property-net                               44,571      40,102
                                                   --------    --------

Investments in unconsolidated companies              14,847         284
Investment in preferred stock                             0       9,000
Notes receivable from stockholders                    1,770       3,570
Real estate investments                                   0      34,604
Other assets                                          3,775       1,850
                                                   --------    --------
     TOTAL ASSETS                                  $170,163    $142,452
                                                   ========    ========


The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.
                          CONSOLIDATED BALANCE SHEETS
                       As of December 31, 1995 and 1994
                                (In Thousands)

                                                         1995        1994
                                                       --------    --------
LIABILITIES AND STOCKHOLDERS' EQUITY
     Current liabilities
     Current maturities of debt                          27,863       8,229
     Current portion of notes payable to stockholders         0       1,000
     Accounts payable                                    19,026       8,512
     Accrued insurance                                    3,016       4,227
     Accrued compensation                                 1,804       2,193
     Accrued interest                                       601         631
     Accrued income taxes                                 1,627           0
     Other current liabilities                            6,696       5,966
                                                       --------    --------
          Total current liabilities                      60,633      30,758
                                                       --------    --------

Deferred income taxes                                     5,238      16,286
Accrued insurance                                         7,439       6,893
Other liabilities                                         2,123       1,685
                                                       --------    --------
     Total other liabilities                             14,800      24,864
                                                       --------    --------

Long-term debt                                           34,601      15,206
Notes payable to stockholders                                 0       1,500
Convertible subordinated debentures                       9,625      19,250
                                                       --------    --------
     Total long-term debt                                44,226      35,956
                                                       --------    --------
Commitments and contingencies
Stockholders' equity:
     Common stock                                         2,643       2,643
     Capital surplus                                    134,186     134,094
     Retained earnings                                    5,663       6,272
     Accumulated translation adjustments                      1           0
     Treasury stock                                     (91,989)    (92,135)
                                                       --------    --------
          Total stockholders' equity                     50,504      50,874
                                                       --------    --------
     TOTAL LIABILITIES AND STOCKHOLDERS'
     EQUITY                                            $170,163    $142,452
                                                       ========    ========

The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                  For the three years ended December 31, 1995
                                (In Thousands)

                                    Common Stock
                                  -----------------
                                                                                           Accumulated
                                  Issued                   Capital        Retained         Translation     Treasury
                                  Shares     Amount        Surplus        Earnings         Adjustment       Stock         Total
                                  ------     ------        -------        --------         -----------     --------      --------
Balance December 31, 1992         10,250      1,025                       $ 14,666                                       $ 15,691
Net income                                                                   6,752                                          6,752
Distributions to stockholders                                              (11,500)                                       (11,500)
- ---------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1993         10,250      1,025                          9,918                                         10,943
Net income                                                                   7,519                                          7,519
Retained earnings of Church
 Church & Tower transferred
 to capital surplus                                         11,165         (11,165)                                             0

Equity acquired in reverse
 acquisition                      16,185      1,618        122,969                                          (92,232)       32,355

Stock issuance costs for
 reverse acquisition                                           (18)                                                           (18)

Stock issued to employees
 from treasury stock                                           (22)                                              96            74

Stock issued for debentures
 from treasury shares                                                                                             1             1
- ---------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1994         26,435      2,643        134,094           6,272                          (92,135)       50,874

Net loss                                                                      (609)                                          (609)

Stock issued to 401(k)
 Retirement Savings Plan
 from treasury shares                                           92                                              146           238

Accumulated translation
 adjustment                                                                                    1                                1
- ---------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1995         26,435      2,643        134,186           5,663             1           $(91,989)     $ 50,504
=================================================================================================================================



The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  For the three years ended December 31, 1995
                                (In Thousands)

                                                                                  1995         1994          1993
                                                                                -------       -------       -------

Cash flows from operating activities:
Net (loss) income                                                               $  (609)      $ 7,519       $ 6,752
Adjustments to reconcile net income to net cash provided
 by operating activities:
        Depreciation and amortization                                             6,913         5,474           609
        Minority interest                                                          (161)            0            10
        Equity in losses (earnings) of unconsolidated companies                     300          (247)       (1,187)
        Special charge-real estate and investment write downs                    23,086             0             0
        Gain on sale of discontinued operations                                  (2,667)            0             0
        (Gain) loss on sale of assets                                              (156)         (609)          283
        Stock issued to employees from treasury stock                                 0            74             0
        Changes in assets and liabilities net of effects of
         acquisitions and divestitures:
        Accounts receivable-net and unbilled revenues                           (20,322)       (8,249)        2,577
        Inventories and other current assets                                     (1,626)         (128)          111
        Other assets                                                             (2,545)          511          (538)
        Accounts payable and accrued expenses                                    10,929           139          (968)
        Accrued and refundable income taxes                                       1,754         1,133             0
        Other current liabilities                                                (1,194)       (2,900)          762
        Net assets of discontinued operations                                       963             0             0
        Deferred income taxes                                                   (10,092)          884             0
        Other liabilities                                                         1,023            (9)            0
                                                                                -------       -------       -------
Net cash provided by operating activities                                         5,596         3,592         8,411
                                                                                -------       -------       -------
Cash flows used in investing activities:
        Capital expenditures                                                    (14,668)       (4,272)       (2,036)
        Investment in notes receivable                                          (25,000)            0             0
        Investments in unconsolidated companies                                  (7,408)            0          (660)
        Notes to stockholders                                                         0        (3,570)            0
        Repayment of notes to stockholders                                        1,800             0             0
        Cash acquired in acquisitions                                               148         6,585             0
        Cash paid in acquisitions                                                (1,750)       (1,850)            0
        Proceeds from sale of assets                                              2,934           664             0
        Repayment of notes receivable                                               443             0             0
        Distributions from unconsolidated companies                                 245           277         1,484
        Net proceeds from sale of discontinued operations                        21,293             0             0
                                                                                -------       -------       -------
Net cash used in investing activities                                          (21,963)       (2,166)       (1,212)
                                                                               -------        -------       -------

                                 MASTEC, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  For the three years ended December 31, 1995
                                (In Thousands)


                                            1995       1994      1993
                                          --------   -------   -------
Cash flows from financing activities:
  Proceeds from Term Loan                   12,000     1,000         0
  Proceeds from Equipment Loan              12,500         0         0
  Proceeds from Revolver                    21,625         0         0
  Financing costs                             (516)        0         0
  Proceeds from note payable                 5,450         0       989
  Debt repayments                          (26,966)   (5,244)     (948)
  Debt repayments-Revolver                 (10,000)        0         0
  Repayments of notes from stockholders     (2,500)     (500)        0
  Distributions to shareholders                  0         0    (8,500)
  Net proceeds from common stock issued
   from treasury                               238         0         0
                                            --------   -------   -------
Net cash provided by (used in)
 financing activities                       11,831    (4,744)   (8,459)
                                          --------   -------   -------

Net decrease in cash and cash
 equivalents                                (4,536)   (3,318)   (1,260)

Cash and cash equivalents - beginning
 of period                                   5,612     8,930    10,190
                                          --------   -------   -------
Cash and cash equivalents - end of
 period                                   $  1,076   $ 5,612   $ 8,930
                                          ========   =======   =======

Cash paid during the period:
      Interest                            $  4,984   $ 3,984       134
      Income taxes                        $  7,527   $ 1,695         0

The accompanying notes are an integral part of these consolidated financial statements.

                                 MASTEC, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  For the three years ended December 31, 1995
                                (In Thousands)

Supplemental disclosure of non-cash investing and financing activities:

                                           1995
                                         --------
Acquisition of ULM:
Fair value of assets acquired:
   Accounts receivable                        167
   Other current assets                        67
   Property                                 2,688
   Other assets                                50
                                         --------
Total non-cash assets                       2,972
                                         --------
   Liabilities                                 71
   Long-term debt                              93
                                         --------
Total liabilities assumed                     164
                                         --------
Net non-cash assets acquired                2,808
Cash acquired                                 148
                                         --------
Purchase price                            $ 2,956
                                         --------
Note payable issued on ULM stockholder    $   800
Cash paid for acquisition                   1,750
Contingent consideration                      406
                                         --------
Purchase price                            $ 2,956
                                         ========
Sale of Lectro:
Assets sold:
   Accounts receivable                    $ 2,158
   Inventories                              1,770
   Other current assets                        22
   Property                                 1,832
   Other assets                                 4
                                         --------
Total non-cash assets                       5,786
                                         ========
Liabilities                                 1,878
Long-term debt                                343
                                         --------
Total liabilities                           2,221
                                         --------
Net non-cash assets sold                    3,565
                                         ========
Sale Price                                $12,350
Transaction costs                            (521)
Note receivable                              (450)
                                         --------
Net cash proceeds                         $11,379
                                         ========

                                  MASTEC, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  For the three years ended December 31, 1995
                                 (In Thousands)

                                            1994
                                         ---------
Acquisition of Burnup & Sims:
Fair value of net assets acquired:
  Accounts receivable, net of             $ 18,274
   allowances of $1,482
  Inventories and other current assets       7,524
  Investments                                9,000
  Property                                  40,685
  Real estate investments and other         32,645
   assets
                                         ---------
  Total non-cash assets                   $108,128
                                         ---------
  Liabilities                             $ 49,559
  Long-term debt                            31,776
                                         ---------
  Total liabilities assumed               $ 81,335
                                         ---------
Net non-cash assets acquired                26,793
Cash acquired                                6,362
                                         ---------
Net value of assets acquired              $ 33,155
                                         =========
Purchase price                            $ 33,155
                                         =========
Acquisition of DTI:
       Fair value of net assets
        acquired:
       Accounts receivable                $  2,878
       Inventories and other current           389
        assets
       Property                              1,270
       Real estate investments and             550
        other assets
                                         ---------
       Total non-cash assets              $  5,087
                                         ---------
       Liabilities                           1,988
       Long-term debt                          471
                                         ---------
       Total liabilities assumed          $  2,459
                                         ---------
Net non-cash assets acquired                 2,628
Cash acquired                                  223
                                         ---------
Purchase price                            $  2,851
                                         ---------
Note payable issued to DTI's              $  1,851
 stockholders
Cash paid for acquisition                    1,000
                                         ---------
Purchase price                            $  2,851
                                         =========

                                 MASTEC, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  For the three years ended December 31, 1995
                               (In Thousands)


                                                             1995      1994
                                                           --------  --------
Acquisition of assets of Buchanan:
   Fair value of net assets acquired:
   Equipment                                                           $3,828
   Liabilities assumed                                                 $2,978
                                                                     --------
   Cash paid for acquisition                                           $  850
                                                                     ========

Property acquired through financing arrangements             $9,452    $2,989
                                                           ========  ========

Property acquired through capital leases                          0    $1,764
                                                           ========  ========

In 1995, the Company's purchase of Supercanal was financed in part by the seller for $7 million.

During 1995, MasTec issued $146,000 of common stock from treasury for purchases made by the MasTec, Inc. 401(k) Retirement Savings Plan. Capital surplus was increased by $92,000.

During 1994, MasTec sold equipment in exchange for a note receivable for $631,000.

During 1994, MasTec issued $96,000 of common stock from treasury to its employees. Capital surplus was reduced by $22,000.

During 1993, Church & Tower declared distributions to stockholders of $11,500,000. Of the amounts declared, $8,500,000 was paid in cash in 1993, $500,000 in 1994 and $2,500,000 was paid in 1995.



The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 1995, 1994 AND 1993

1.   NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES:

Nature of business

The Company's principal business consists of the installation and maintenance of aerial, underground and buried copper and fiber optic cable, underground conduit, manhole systems and related construction for local telephone companies, including Regional Bell Operating Companies such as BellSouth Telecommunications, Inc., U.S. West, Inc. and SBC Communications, Inc. (d/b/a Southwestern Bell), and non-Bell local telephone companies such as Sprint Corp. and GTE Corp. (collectively, "telcos"). The Company also provides construction services to non-telco public utilities that are similar to the telecommunications construction services it provides to telcos. The Company also provides telecommunications construction services to long-distance telephone companies, competitive access providers, and cable television operators primarily in the United States and to local and long-distance telephone companies and CATV operators in Latin America.

The Company also provides services that are complimentary to the Company's construction business, such as the installation and maintenance of traffic control and signalization devices, the clearance of utility company rights of way, the installation and maintenance of "smart highway" signalization devices and the construction of transmission towers for wireless services providers. These services are rendered to municipalities, public utilities, private businesses and government agencies such as state departments of transportation. The Company also designs, installs and maintains local area communications networks for private businesses.

In addition, the Company also provides general construction and project management services to municipalities and state and local governments.


Management's estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


Principles of consolidation

The Consolidated Financial Statements include MasTec, Inc. and its subsidiaries (the "Company" or "MasTec"). All material intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current presentation. The 1994 income statement has been reclassified to reflect the discontinuation of certain non-core operations acquired as part of the Acquisition (as defined below). (See Note 16.)

The Combined Financial Statements for the years ended December 31, 1993 include the accounts of Church & Tower of Florida, Inc. and Church & Tower, Inc. and its majority owned joint venture, collectively referred to as the "Church & Tower". All material intercompany accounts and transactions have been eliminated.

On March 11, 1994, Church & Tower acquired Burnup & Sims, Inc. ("Burnup & Sims") in a purchase transaction accounted for as a reverse acquisition (the "Burnup Acquisition"). (See Note 2.)

Revenue recognition

Revenue and related costs for short-term construction projects, which includes master contracts, are recognized when the projects are completed.

Revenue from long-term construction contracts are accounted for by the percentage-of-completion method under which income is recognized based on the estimated stage of completion of individual contracts. Losses, if any, on such contracts are provided for when they become known. Billings in excess of costs and estimated earnings on uncompleted contracts are classified as current liabilities. Any costs in excess of billings are classified as current assets.

The Company also provides management, coordination, consulting and administration services for construction projects. Compensation for such services is recognized ratably over the term of the service agreement.

Earnings per share

Earnings per share is computed by dividing net income by the weighted average number of common and common equivalent shares during the period. Outstanding stock options are considered common stock equivalents and are included in the calculation using the treasury stock method. In computing the 1995 loss per share, stock options are not considered because they have an anti-dilutive effect.

Fully diluted earnings per share, assuming conversion of the Debentures with corresponding adjustments for interest expense, net of tax, is not presented because the effect of conversion is anti-dilutive. Earnings per share for the year ended December 31, 1993 was computed using the number of shares outstanding after giving retroactive effect to the 10,250,000 shares received by the former shareholders of Church & Tower.

Cash and cash equivalents

The Company considers all short-term investments with maturities of three months or less when purchased to be cash equivalents. At December 31, 1995 and 1994, cash and cash equivalents included time deposits of $470,000 and $1.4 million, respectively.

The Company places its temporary cash investments with high credit quality financial institutions. At times, such investments may be in excess of the F.D.I.C. insurance limits. The Company has not experienced any loss to date on these investments.

Inventories

Inventories (consisting principally of material and supplies) are carried at the lower of first-in, first-out cost or market.

Property and equipment, net

Property and equipment are recorded at cost, less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of the assets as follows: buildings and improvements -- 5 to 20 years and machinery and equipment -- 3 to 7 years. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements.

Expenditures for repairs and maintenance are charged to expense as incurred. Expenditures for betterments and major improvements are capitalized. The carrying amounts of assets sold or retired and related accumulated depreciation are eliminated in the year of disposal and the resulting gains and losses are included in income.

Investments

The Company's investment in preferred stock, consisting of 150,000 shares of 7% cumulative preferred stock with a liquidation value of $15,000,000, and in real estate located primarily in Florida, acquired in connection with the Burnup Acquisition, are stated at their estimated fair value. (See Note 5 regarding special charge to adjust the value of the Company's real estate and investments held for sale.) Investments in unconsolidated companies are accounted for following the equity method of accounting.

Accrued insurance

The Company is self-insured for certain health care, property and casualty and worker's compensation exposure and, accordingly accrues the estimated losses not otherwise covered by insurance.

Income taxes

Prior to March 11, 1994, Church & Tower was taxed under the Subchapter S provisions of the Internal Revenue Code (IRC), which provide that taxable income be included in the federal income tax returns of the individual stockholders. Accordingly, no provision for income taxes has been recorded in the combined statements of income for the year ended December 31, 1993.

As a result of the Burnup Acquisition, the Company became a taxable corporation and effective for the year ended December 31, 1994, records income taxes using the liability method. Under this method, the Company records deferred taxes based on temporary taxable and deductible differences between the tax bases of the Company's assets and liabilities and their financial reporting bases. A valuation allowance is established when it is more likely than not that some or all of the deferred tax assets will not be realized.

Environmental expenditures

Environmental expenditures that result from the remediation of an existing condition caused by past operations are expensed. Liabilities are recognized when cleanup requirements are probable and the cost can be reasonably estimated.

Changes in accounting standards

Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", is effective for fiscal years beginning after December 15, 1995. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This pronouncement is not expected to have a material impact on the financial statements of the Company.

SFAS No. 123, "Accounting for Stock-Based Compensation" is effective for transactions entered into in fiscal years that begin after December 15, 1995. This pronouncement establishes financial accounting and reporting standards for stock-based employee compensation plans. It encourages, but does not require companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on new fair value accounting rules. Companies that choose not to adopt the new fair value accounting rules will be required to disclose pro forma net income and earnings per share under the new method. The Company anticipates adopting the disclosure provisions of SFAS No. 123, although the impact of such disclosure has not been determined.

2. ACQUISITIONS AND INVESTING ACTIVITIES

Burnup & Sims

Church & Tower was acquired, through an exchange of stock, effective March 11, 1994, by Burnup & Sims, a publicly traded company with business activities similar to Church & Tower. As a result of the Burnup Acquisition, the stockholders of Church & Tower received approximately 65% of the shares of Burnup & Sims in exchange for 100% of the shares of Church & Tower. Immediately following the Burnup Acquisition, the name of Burnup & Sims was changed to MasTec, Inc. and its fiscal year end was changed to December 31.

Under generally accepted accounting principles, the Burnup Acquisition was accounted for as a reverse acquisition whereby Church & Tower was considered the acquirer and, therefore, the 1993 financial statements presented are those of Church & Tower only. In addition, the results for the year ended December 31, 1994 include the operations of Church & Tower during all of 1994 and the operations of Burnup & Sims from March 11, 1994 to December 31, 1994.

The purchase price "paid" by Church & Tower for Burnup consisted of the market value of Burnup & Sims Common Stock not acquired by Church & Tower shareholders in the merger, which equaled $32,355,000 (5,777,592 shares outstanding at an average market price of $5.60 per share) and $800,000 of acquisition costs incurred by Church & Tower, resulting in a total purchase price of $33,155,000.

DTI

On June 22, 1994, the Company acquired all of the outstanding shares of stock of Designed Traffic Installation Company ("DTI"), for $1,000,000 in cash and a promissory note in the amount of $1,851,000 in a transaction accounted for as a purchase. The Company may also pay an additional amount contingent upon certain specific percentages of net pretax earnings earned by DTI over the next four years. An estimate of such contingent consideration based on earnings has been recorded in the accompanying financial statements.

Buchanan

On July 26, 1994, the Company purchased from Buchanan Contracting Company machinery and equipment and the seller's rights under two master contracts with BellSouth Telecommunications, Inc. covering the Montgomery, Alabama and Memphis, Tennessee areas, the name "Buchanan Contracting Company Incorporated" and certain leases for $850,000 in cash, a promissory note of $1,061,000 and an assumption of debt related to the equipment purchased of $1,917,000. The acquisition was accounted for as a purchase.

Devono Loan

On July 14, 1995, the Company made a $25.0 million term loan to Devono Company Limited, a British Virgin Islands corporation ("Devono"), at an annual interest rate of 15% for a term of 180 days (the "Devono Loan"). Devono may extend the term of the Devono Loan at an annual interest rate of 17.5% for two additional ninety day periods, the first of which 90-day extensions has been exercised. The Devono Loan is non-recourse to Devono, and, in the event of a default, the Company's sole recourse will be to its security interest in 40% of the outstanding and issued shares of the common stock of an Ecuadorian company that owns a 52.6% interest in Consorcio Ecuatoriano de Telecomunicaciones, S.A. ("Conecell"), a company operating a cellular phone network in the Republic of Ecuador. Pursuant to the loan agreement, the Company may elect to be repaid by Devono transferring the pledged shares of Cempresa S.A. to the Company.

ULM

On July 17, 1995, the Company purchased for $2.96 million the outstanding stock of Utility Line Maintenance, Inc. ("ULM"), a company engaged in the utility right of way clearance business. The stockholder of ULM received $1.75 million at closing, a 48 month 8% note for $800,000 with the balance of the purchase price to be paid over the next four years based on future pre-tax earnings of ULM.

Triduct/Sealand

On October 10, 1995, the Company purchased from Sealand Construction and Engineering Systems, Inc. and Triduct Corporation (collectively referred to as "Sealand") certain machinery and equipment and the seller's rights under two master contracts with BellSouth Telecommunications, Inc. covering the Huntsville and Decatur, Alabama area for approximately $2.1 million.

Supercanal

On October 19, 1995, the Company acquired a 33% interest in Supercanal, S.A., a CATV operator in Argentina, as well as interests in a magazine, a newspaper and a radio station. The total purchase price was $13.6 million, $6.6 million of which was paid at closing and $7.0 million of which is payable over 24 months at 8% interest. In March 1996, the Company acquired an additional 3% of Supercanal, S.A. in exchange for $2.0 million and the Company's interest in the radio station and newspaper.

Teleport

Also in November 1995, the Company purchased an FCC-licensed international long distance teleport facility for the reception and retransmission of voice, data and video from Latin America and the Caribbean to the United States. The purchase price for the teleport facility, which is located on four acres in Miami, Florida, was approximately $750,000. As of December 31, 1995, the Company had invested approximately $600,000 in telecommunications and other equipment in the facility.

TPP

In November 1995, the Company agreed to purchase 28.6% of Telecomunicaciones Publicas y Privadas, S.A. de C.V. ("TPP"), a Mexican public pay telephone company, for $6.0 million, with an option to purchase an additional 21.4%. At December 31, 1995, the Company had invested $670,000 representing a 4.3% interest.

The costs of certain acquisitions described above were allocated to the estimated fair value of acquire assets and liabilities assumed based on independently and internally generated information obtained to date. The most significant adjustment to the balance sheet resulting from the acquisitions are disclosed in the supplemental schedule of non-cash investing and financing activities in the consolidated statement of cash flows.

In February 1996, the Company purchased for $6,750,000 the outstanding stock of Carolina Com-Tec, Inc., a company engaged in installing and maintaining voice, data and video networks. The stockholders of Carolina Com-Tec, Inc. received $1.0 million at closing, a $2.0 million note due June 1, 1996, and a $1.5 million 8% note payable in quarterly installments over four years. The balance of the purchase price is payable over the next four years based on future pre-tax earnings of Carolina Com-Tec, Inc.

The following information presents the unaudited pro forma consolidated results of operations for the year ended December 31, 1994 of MasTec as if the Burnup & Sims and DTI acquisitions had occurred at the beginning of 1994, after giving effect to certain adjustments, including depreciation of assets acquired, reduced interest income as a result of the redemption of subordinated debentures and other receivables of Burnup & Sims, and the related income tax effect of the adjustments, including the conversion to a taxable corporation. The unaudited pro forma results presented below reflects reclassification of discontinued operations.

                   (In Thousands, Except Per Share Amounts)

                                                   1994
                                                 --------

     Revenue                                     $130,660
     Income from continuing operations              3,561
     Net income                                     4,079

     Earnings per share from continuing
      operations                                     0.22
     Earnings per share                              0.25


These results are presented for informational purposes only and are not necessarily indicative of the results of operations or financial position of MasTec had the Burnup & Sims and DTI acquisitions occurred at the beginning of 1994 or of future results of the combined companies.

3.   ACCOUNTS RECEIVABLE-NET

Accounts receivable are net of an allowance for doubtful accounts of $1,146,000, $1,404,000, and $250,000 at December 31, 1995, 1994 and 1993, respectively. The
Company had no allowance at December 31, 1992. The Company recorded a provision for doubtful accounts of $425,000, $268,000 and $250,000 during 1995, 1994 and
1993, respectively. In addition, the Company recorded write-offs of $683,000, $596,000 and $0 during 1995, 1994 and 1993, respectively.

Accounts receivable include retainage which has been billed but is not due until completion of performance and acceptance by customers, and claims for additional work performed outside original contract terms. Retainage aggregated $2,561,000 and $1,491,000 at December 31, 1995 and 1994, respectively.

4.   PROPERTY AND EQUIPMENT:

Property and equipment was comprised of the following as of December 31, 1995 and 1994 (in thousands):


                                         1995       1994
                                       --------   -------

     Land                              $  5,645   $10,878
     Buildings and improvements           5,362     3,879
     Machinery and equipment             43,605    30,354
     Office furniture and equipment       1,194     1,093
                                       --------   -------
                                         55,806    46,204
     Less-accumulated depreciation      (11,235)   (6,102)
                                       --------   -------
                                       $ 44,571   $40,102
                                       ========   =======

5.   REAL ESTATE AND INVESTMENTS WRITE-DOWNS

In the third quarter of 1995, the Company decided to accelerate the pace of its disposal of non-core real estate assets by selling the majority of these assets in a bulk sale. Primarily as a result of the Company's decision, the Company recorded a special charge of $15.4 million to adjust the carrying values of its real estate investments to estimated net realizable value based on offers received by the Company to dispose of certain real estate in a bulk transaction. The original value assigned to the real estate investments contemplated the disposition of the properties on an individual basis and no consideration had previously been given to a bulk sale. In February 1996, the Company sold 342 acres of real estate resulting in an additional charge of $3.2 million which was recorded in the fourth quarter of 1995 to reduce the carrying value of such real estate to the value realized.

In March 1996, the Company sold its investment in preferred stock and was repaid certain receivables due the Company from the buyer for a total consideration of $6.3 million, the proceeds of which have been invested in short-term investments.

6.   DEBT:

Debt is summarized as follows as of December 31, 1995 and 1994 (in thousands):

                                             1995      1994
                                           -------   -------
Revolver, at LIBOR plus 2.00% (7.25%
 at December 31, 1995)                     $10,982         0
Term Loan, at LIBOR plus 2.25% (7.88%
 at December 31, 1995)                      10,126         0
Term Loan, at 7.7% fixed                       636     1,144
Equipment Loan, at LIBOR, plus 2.25%
 (7.88% at December 31, 1995)               12,500         0
Other note payables for equipment, at
 7.42% due in monthly installments
 through the year 2000                       5,352         0

Note payable for equipment, at interest
 rates from 6.0% to 9.5% due in
 installment through the year 2000           9,330     3,899

Note payable, at 7% due in four
 semi-annual installments through July
 1996                                          958     1,851
Note payable, at 7% due in eight
 quarterly installments through July 1,
 1996                                          265       796
Note payable, at 8% due in 48 monthly
 installments through June 1999                701         0
Note payable, at 8% due in 24 monthly
 installments through October 1997           6,458         0
Real estate mortgage note, at 8.53%,
 monthly installments of $12.5
 commencing February 1996, with a final
 installment of $2,200 in the year 2001      2,070         0
Real estate mortgage note, at 9.5%
 quarterly due November 1996                   461         0
12% Convertible Subordinated Debentures     12,250    21,875
Term Loan, at prime rate plus 0.5% (9%
 at December 31, 1994)                           0     8,294
Term Loan, at prime rate plus 0.5% (9%
 at December 31, 1994)                           0     1,000
Notes payable to stockholders, at prime
 rate  plus 2% (10.5% at December 31,
 1994)                                           0     2,500
Capital leases, at interest rates from
 6% to 12% due in installments through
 the year 2000                                   0     3,826
                                           -------   -------
Total Debt                                  72,089    45,185
Less Current Maturities                    (27,863)   (9,229)
                                           -------   -------
Long Term Debt                             $44,226   $35,956
                                           =======   =======

Not included in the preceding table at December 31, 1995 is approximately 2.2 million in capital leases related to discontinued operations (see Note 16).

The 12% Convertible Subordinated Debentures (the "Debentures") require an annual payment to a sinking fund, which commenced November 15, 1990, calculated to retire 75% of the issue prior to maturity. The Company has the option to redeem all or part of the Debentures prior to the due date by paying the principal amount at face value. The Debentures are convertible into Common Stock at an adjusted conversion price of $16.79 per share. At December 31, 1995, approximately

730,000 shares were reserved for conversion. The terms of the Debentures include certain restrictions on the payment of dividends. On April 17, 1995, the Company prepaid $7.0 million of the Debentures.

The Company maintains a $40.0 million credit facility with Shawmut Capital Corporation n/k/a Fleet Capital Corporation (the "Shawmut Credit Facility"). The Shawmut Credit Facility is comprised of three sub-facilities: a $12.0 million term loan (the "Term Loan") collateralized by certain equipment, a $15.5 million revolving loan (the "Revolver") collateralized by receivables and inventory and a $12.5 million equipment revolver term loan (the "Equipment Loan") collateralized by new or used equipment purchased under the Equipment Loan facility. The Company used a portion of the proceeds of the Term Loan to repay $10.4 million in term loans outstanding at December 31, 1994. The remaining portion of the Term Loan was used primarily to finance new equipment purchases and costs associated with obtaining the Shawmut Credit Facility.

Interest on the Term Loan and Equipment Loan accrue, at the Company's option, at the rate of prime or 2.25% over LIBOR. Interest on the Revolver accrues, at the Company's option, at the rate of prime or 2.00% over LIBOR. The Shawmut Credit Facility required the Company to pay a commitment fee of $162,500 and an unused line fee at an annual rate of one quarter of one percent of the amount of the unused facility. The Term Loan is payable in quarterly installments based upon a ten year amortization. The Equipment Loan is payable in quarterly installments based on a four year amortization commencing January 1996. The Shawmut Credit Facility expires in January 2000. Debt agreements contain, among other things, restrictions on the payment of dividends and require the observance of certain financial covenants such as minimum levels of cash flow and tangible net worth. The Company has letters of credit outstanding totaling $3.8 million. These letters of credit were issued primarily as security to the Company's insurance administrators as part of its self-insurance program.

At December 31, 1995 debt matures as follows:

      1996                    $27,863
      1997                     14,416
      1998                     10,831
      1999                      9,691
      2000                      3,264
      after 2000                6,024
                              -------
              Total           $72,089
                              =======

7.   LEASED PROPERTIES

The Company leases certain operating equipment, offices and equipment yard facilities under cancelable and noncancelable agreements.

Future minimum lease payments under all leases with initial or remaining noncancelable lease terms in excess of one year at December 31, 1995 are as follows (in thousands):

                                      Operating
                                        Leases
                                      ---------
      1996                               $577
      1997                                373
      1998                                104
                                       ------
      Total minimum lease payments     $1,054
                                       ======

Lease agreements frequently include renewal options and require that the Company pay for utilities, taxes, insurance and maintenance expense. Options to purchase are also included in some lease agreements, particularly capital leases.

See Note 6 regarding capital leases of discontinued operations.

8.   STOCK OPTION PLANS

The Company had two non-qualified stock option plans (the "1976 and 1978 Plans") which were replaced by the 1994 Stock Incentive Plan (the "1994 Plan").

The 1976 Plan provides that options may be exercised in four increments beginning 18 months subsequent to the date of grant. Upon exercise of the option, the Company will reduce the optionee's purchase price by an amount equal to the increase in the fair market value on the exercise date of the shares being purchased over the fair market value of such shares on the date the option was granted. The purchase price, however, cannot exceed 85% of the fair market value of such shares on the exercise date, and in no event can the exercise price be less than $.10 per share. The holder of the option has the alternative right to cancel such option and instead to exercise stock appreciation rights entitling the holder to receive cash under certain circumstances. The 1978 Plan provides that options may be exercised in four increments beginning one year subsequent to the date of grant. There is no subsequent adjustment of the purchase price. Approximately 26,100 shares have been reserved for and may still be issued in accordance with the terms of options issued under the 1976 and 1978 Plans.

The 1994 Plan authorized the grant of options or awards of up to 800,000 shares of the Company's Common Stock of which 200,000 shares of common stock may be awarded as restricted stock. As of December 31, 1995, options to purchase 279,100 shares had been granted, 22,120 of which were exercisable at December 31, 1995. Options become exercisable over a five year period in equal increments of 20% per year beginning the year after the date of grant and must be exercised within 10 years from the date of grant. Options are issued with an exercise price no less than the fair market value of the shares at the grant date.

The Company also adopted the 1994 Stock Option Plan for Non-Employee Directors (the "Directors' Plan"). The Directors' Plan authorized the grant of options to purchase up to 400,000 shares of the Company's common stock to the non-employee members of the Company's Board of Directors. Options to purchase 45,000 shares have been granted to two Board members, 5,000 of which are exercisable at December 31, 1995. The options granted become exercisable ratably over a three year period from the date of grant and may be exercised for a period of up to ten years beginning the year after the date of grant at an exercise price equal to the fair market value of such shares on the date the option is granted.

Approximately 1,200,000 shares of Common Stock have been reserved for issuance under the 1994 Plan and Directors Plan.

In addition, during 1994 options to purchase 100,000 shares of common stock at $5.75 per share were granted to a director outside the Directors' Plan in lieu of the Director's Plan and annual fees paid to the director. Compensation expense of $42,500 in connection with the issuance of this option is being recognized annually over the five year vesting period. The options are exercisable ratably over a five year period beginning the year after the date of grant and may be exercised for a period of up to ten years beginning the year after the date of grant.

The following is a summary of all stock option transactions:

                                                Shares    Exercise Price
   Outstanding December 31, 1993                      0
   Options outstanding under acquired plans      32,800    $  0.10-$2.00
   Granted                                      240,500    $  5.75-$7.94
   Exercised                                     (1,500)   $        2.00
   Canceled                                           0
                                               --------    -------------

   Outstanding December 31, 1994                271,800    $  0.10-$7.94
   Granted                                      202,000    $10.25-$13.38
   Exercised                                     (2,100)   $  0.10-$7.94
   Canceled                                     (21,500)   $ 0.10-$13.38

                                               --------    -------------

   Outstanding December 31, 1995                450,200    $ 0.10-$13.38
                                               ========    =============

9. INCOME TAXES

Prior to March 11, 1994, the Company was an S Corporation under the IRC and, therefore, the results of operations for the year ended December 31, 1993, do not include a provision for income taxes, as the income of the Company passed directly to the stockholders.

On March 11, 1994, the Company became a taxable corporation and the effect of recognizing the change in tax status of approximately $435,000 is included in the provision for income taxes for the year ended December 31, 1994.

The provision for income taxes consists of the following (in thousands):


                                            1995        1994
                                          -------      ------

    Current
     Federal                              $ 4,821      $2,444
     State                                   (284)        375
                                          -------      ------
                                            4,537       2,819
                                          -------      ------
    Deferred
     Federal                               (5,879)       (422)
     State                                   (493)        (72)
                                          -------      ------
                                           (6,372)       (494)
                                          -------      ------
    (Benefit) provision for income taxes   (1,835)      2,325
    Discontinued operations                   135         552
                                          -------      ------
    Total                                 $(1,700)     $2,877
                                          =======      ======

The tax effects of significant items comprising the Company's net deferred tax liability as of December 31, 1995 and 1994 are as follows (in thousands):


                                            1995    1994
                                          -------  -------
Deferred tax assets:
Accrued self insurance                    $ 2,773  $ 2,619
Operating loss and tax credit                 543      422
 carryforward
Accrual for disposal of discontinued        1,503        0
 operations
All other                                   2,708    2,639
                                          -------  -------
Total deferred tax assets                 $ 7,527  $ 5,680
                                          -------  -------
Deferred tax liabilities:
Property and equipment                    $ 5,873  $ 4,070
Asset revaluations                          2,604   15,219
All other                                   2,820    2,241
                                          -------  -------
Total deferred tax liabilities            $11,297  $21,530
                                          -------  -------
Valuation allowance                           400        0
                                          -------  -------
Net deferred tax liabilities              $ 4,170  $15,850
                                          =======  =======

The net change in the valuation allowance for deferred tax assets in 1995 was an increase of $400,000. The change relates primarily to foreign net operating losses generated in the current year.

Deferred tax assets of $1,068,000 and $436,000 for 1995 and 1994, respectively, have been recorded in current assets in the accompanying consolidated financial statements.

A reconciliation of the difference between actual income tax expense and income taxes for continuing operations computed at the federal statutory tax rate is as follows:


                                          1995    1994
                                          ----    ----
U.S. federal statutory rate applied to
 pretax income                             (35)%    34%
State and local taxes                       (2)     5
Effect of individual exclusion              (5)    (2)
Change in tax status                         0     (9)
Foreign loss producing no tax benefit        6      0
Adjustment of prior years' taxes            (5)     0
Change in federal statutory tax rate         9      0
Change in state tax filing status           (8)     0
Other                                        3     (2)
                                          ----    ----
(Benefit) Provision for income taxes      (37)%    26%
                                          ====    ====

The Internal Revenue Service is currently auditing the tax returns of Burnup & Sims for the fiscal years ended April 30, 1989 through April 30, 1993. Adjustments, if any, as a result of this audit will be recorded as an adjustment to purchase accounting.

10.  CAPITAL STOCK

The Company has authorized 50,000,000 shares of its $.10 par value Common Stock. At December 31, 1995 and 1994, 26,434,814 shares of Common Stock were issued, 16,055,056 and 16,038,581 shares were outstanding, respectively, and 10,379,758 and 10,396,233 were held in treasury, respectively. At December 31, 1993, the Company's stockholders' equity was retroactively restated to account for the Burnup Acquisition in March 1994. The restatement gives effect to the number of shares of Common Stock received by Church & Tower shareholders at the date of the Burnup Acquisition.

At the date of the Burnup Acquisition, the Company transferred Church & Tower's previously reported undistributed earnings and profits of approximately $11,165,000 to capital surplus.

At December 31, 1995, the Company had 5,000,000 shares of authorized but unissued preferred stock.

11.  BUSINESS SEGMENTS:

Business segment information is summarized as follows (in thousands):


                                            1995       1994       1993
                                          --------   --------   -------
Revenue:
   Telecommunication construction         $172,010   $110,609   $34,010
    services
   General Construction services             2,539        685    10,673
   Telecommunication operations                 34          0         0
                                          --------   --------   -------
Total                                     $174,583   $111,294   $44,683
                                          ========   ========   =======
(Loss) income from continuing
 operations before equity in (losses)
 earnings of unconsolidated companies,
 income taxes and minority interest:
   Telecommunication construction         $ 14,969   $ 11,291   $ 9,351
    service
   General construction services             1,410        140     2,266
   Telecommunications operations            (1,241)         0         0
   Corporate                               (19,974)    (2,659)   (6,042)
                                          --------   --------   -------
Total                                     $ (4,836)  $  8,772   $ 5,575
                                          ========   ========   =======

Identifiable assets:
   Telecommunication construction           92,082     64,668    17,405
    service
   General construction services             2,115      1,344       400
   Telecommunication operations             45,135          0         0
   Corporate and discontinued operations    30,831     76,440     3,520
                                          --------   --------   -------
Total                                     $170,163    142,452    21,325
                                          ========   ========   =======

Depreciation and amortization expense:
   Telecommunication construction            6,454      4,329       609
    services
   Telecommunication operations                  2          0         0
   Corporate                                   457        110         0
                                          --------   --------   -------
Total                                        6,913      4,439       609
                                          ========   ========   =======
Capital expenditures:
   Telecommunication construction           20,431      5,901     2,036
    services
   Telecommunication operations              1,061          0         0
   Corporate and discontinued operations     2,628      3,124         0
                                          --------   --------   -------
Total                                     $ 24,120   $  9,025   $ 2,036
                                          ========   ========   =======

The Company's operations are organized into three principal business segments, telecommunications and related construction services, general construction services, and telecommunications operations. There are no material intersegment sales or transfers. Identifiable assets are those assets used for operations in each business segment. Corporate assets are principally invested in cash, preferred stock, real estate, and the net assets of the discontinued operations. (See Note 16 regarding discontinued operations.)

12.  RELATED PARTY TRANSACTIONS:

The Company rents and purchases construction equipment from affiliates. During 1995, 1994 and 1993, the Company incurred approximately $544,000, $617,000 and $249,000, respectively, of equipment rental expense and purchased approximately $332,000, $528,000 and $1,432,000, respectively, from these affiliates. Additionally, at December 31, 1995 and 1994 the Company had recorded $106,000 and $169,000 as amounts due from affiliates. These amounts are included in accounts receivable in the accompanying balance sheets.

During 1993, the Company declared distributions of Subchapter S earnings to stockholders of $11,500,000. Of the amounts declared, $2,500,000, $500,000 and $8,500,000 were paid in cash during 1995, 1994 and 1993, respectively. Notes receivable from stockholders bear interest at the prime rate plus 2% (10.5% at December 31, 1995). Interest on the notes is payable annually with principal due on July 15, 1996.

The Company also leases one equipment storage facility from a stockholder at an annual rent of $48,000 expiring on October 31, 1998.

13.  SIGNIFICANT CUSTOMERS AND CONCENTRATION OF CREDIT RISK:

The Company provides telecommunications and related construction services primarily to BellSouth Telecommunications, Inc. Revenue from this entity for the years ended December 31, 1995, 1994 and 1993 were approximately $73.1 million, $48.3 million and $29.1 million, respectively. Accounts receivable from the Company's three largest customers at December 31, 1995 and 1994 were $19.3 million and $11.6 million, respectively.

In addition, the Company recognized revenue from a municipality in connection with a construction project of approximately $10.7 million during the year ended December 31, 1993.

14.  COMMITMENTS AND CONTINGENCIES:

In December 1990, Albert H. Kahn, a stockholder of the Company, filed a purported class action and derivative suit against Burnup & Sims, the members of its Board of Directors, and National Beverage Corporation ("NBC"). The complaint alleges, among other things, that Burnup & Sims' Board of Directors and NBC, as Burnup & Sims' then largest stockholder, breached their respective fiduciary duties in approving certain transactions, including the distribution in 1989 to Burnup & Sims' stockholders of all of the common stock of NBC owned by Burnup & Sims and the exchange by NBC of shares of common stock of Burnup & Sims for certain indebtedness of NBC held by Burnup & Sims. The lawsuit seeks to rescind these transactions and to recover damages in an unspecified amount.

In November 1993, Mr. Kahn filed a class action and derivative complaint against Burnup & Sims, the members of its Board of Directors, Church & Tower, and Jorge
L. Mas, Jorge Mas and Juan Carlos Mas, the principal stockholders of Church & Tower. The 1993 lawsuit alleges, among other things, that the Burnup & Sims Board of Directors and NBC breached their respective fiduciary duties by approving the terms of the Burnup Acquisition, and that Church & Tower and its principal stockholders had knowledge of the fiduciary duties owed by NBC and the Burnup & Sims Board of Directors and knowingly and substantially participated in the breach thereof. The lawsuit also claims derivatively that each member of the Burnup & Sims Board of Directors engaged in mismanagement, waste and breach of fiduciary duties in managing Burnup & Sims' affairs. On March 7, 1994, the Delaware court in which these suits were filed denied plaintiff's motion to enjoin the Burnup Acquisition. Each of the foregoing lawsuits is in discovery and no trial date has been set. The Company believes that the allegations in each of the lawsuits are without merit and intends to defend these lawsuits vigorously.

The Company is involved in a lawsuit filed by BellSouth arising from certain work performed by a subcontractor of the Company from 1991 to 1993 and a second lawsuit filed by the County of Gilpin, Colorado, against the Company in connection with work performed for U.S. West during 1992. The amounts claimed against the Company in these two lawsuits in the aggregate total approximately $1.5 million. Both lawsuits were filed in November 1995 and are in the process of discovery. The Company believes that the allegations asserted by BellSouth and Gilpin County in these lawsuits are without merit and intends to defend these lawsuits vigorously.

All of the claims asserted in the lawsuits described above, with the exception of the second lawsuit filed by Albert Kahn in 1993, arise from activities undertaken prior to March 11, 1994, the date of the consummation of the Burnup Acquisition.

The Company is also a defendant in other legal actions arising in the normal course of business. The Company believes, that the amount provided in the financial statements of the Company are adequate to cover the estimated losses expected to be incurred in connection with these matters.

In 1990, Trilogy Communications, Inc. filed suit against Excom Realty, Inc., a wholly owned subsidiary of the Company, for damages and declaratory relief. The Company counterclaimed for damages. On May 1, 1995, the Company settled its counterclaim for $1.3 million, which is recorded as other income in the accompanying consolidated financial statements.

In connection with certain construction contracts, the Company has signed certain agreements of indemnity in the aggregate amount of approximately $93.4 million, of which approximately $49.5 million relate to the uncompleted portion of contracts in process. These agreements are to secure the fulfillment of obligations and performance of the related contracts. Included in these amounts are $57.8 million, of which $28.2 million relate to the uncompleted portion of contracts in process related to the general construction services segment. Management believes that no losses will be sustained from these agreements.

Federal, state and local laws and regulations govern the Company's operation of underground fuel storage tanks. The Company is in the process of removing, restoring and upgrading these tanks, as required by applicable laws, and has identified certain tanks and surrounding soil which will require remedial clean-ups. In this respect, the Company recorded in l993 approximately $566,000 in provisions for costs to be incurred in connection with these clean-ups. The Company does not expect future costs to be incurred in connection with these clean-ups to exceed the amounts which have been accrued in the accompanying financial statements.

15.  FAIR VALUE

For certain of the Company's financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable, other accrued liabilities, and notes payable the carrying amounts approximate fair value due to their short maturities. Long term floating rate notes are carried at amounts that approximate fair value. As a result of the acquisitions described in Note 2, other financial instruments, including the Debentures and the investment in preferred stock, were recorded at their estimated fair values at the acquisition date. The estimated fair values were based on quoted market rates and third party valuations for instruments with similar risk terms and maturities. (See
Note 5.)

The Company uses letters of credit to back certain insurance policies. The letters of credit reflect fair value as a condition of their underlying purpose and are subject to fees competitively determined in the market place.

The estimated fair values may not be representative of actual values of the financial instruments that could have been realized as of year end or that will be realized in the future.

16.  DISCONTINUED OPERATIONS

In the third quarter of 1995, the Company determined to concentrate its resources and better position itself to achieve its strategic growth objectives by disposing of all of the general products segment that the Company acquired as part of the

Burnup Acquisition. (See Note 2.) These operations and assets include Southeastern Printing Company, Inc. ("Southeastern"), Lectro Products, Inc. ("Lectro") and Floyd Theatres, Inc. ("Floyd Theatres").

In March 1995, the Company sold the indoor theater assets of Floyd Theatres for approximately $11.5 million of which $1.8 million was used to satisfy liabilities not assumed by the buyer and transaction costs incurred. A gain of $1.5 million net of tax, resulted from this transaction in the first quarter. A portion of the proceeds ($7.0 million) was used to prepay a portion of the Debentures. In August 1995, the Company sold the stock of Lectro for $11.9 million in cash and a note receivable (the "Note") of $450,000. Proceeds, net of transaction expenses were $11.3 million. A gain of $5.9 million, net of tax was recorded in the third quarter. The proceeds were used to repay $10.0 million borrowed to finance the Devono Loan. A portion of the Note ($250,000) is subject to adjustment based on ultimate collectability of Lectro's accounts receivable as of June 30, 1995. Any changes in proceeds from the Note as a result of any adjustments are not expected to be material.

The remaining outdoor theatre operations of Floyd Theatres are currently being marketed for sale as either operating facilities or for the underlying real estate value. In the third quarter of 1995, the Company recorded a provision of $3.2 million, net of tax, related to Floyd Theatres' real estate to reflect a bulk sale value and estimated losses during the phase-out period. The Company has received offers to sell Southeastern. Based on these offers, a loss on disposal of $1.8 million, net of tax, has been recorded. Disposal of these non-core assets is anticipated to be completed in 1996.

Discontinued operations include management's best estimates of the amounts expected to be realized on the sale of these assets. While the estimates are based on current negotiations, the amounts the Company will ultimately realize could differ materially in the near term from the amounts assumed in arriving at the loss on disposal of the discontinued operations.

Summary operating results of discontinued operations, excluding net gains on disposal and estimated loss during the phase-out period, are as follows (in thousands):

                                           December 31,           December 31,
                                              1995                    1994
                                           ------------           ------------
Revenue                                       $21,952                $29,902
                                           ============           ============

Earnings before income taxes                  $    58                $ 1,377
Provision for income taxes                         20                    552
                                           ------------           ------------
Net income from discontinued operations       $    38                $   825
                                           ============           ============

The following comprises the net assets of discontinued operations at December 31, 1995 (in thousands):

Receivables, net                                        $ 1,432
Inventory                                                 1,047
Property, plant and equipment, net                        9,101
Other assets                                                 51
Land held for sale                                          964
Less:
Capital leases                                            2,140
Accounts payable                                            280
Accrued liabilities and reserve for loss on disposal      3,775
                                                        -------
                                                        $ 6,400
                                                        =======

(See statement of cash flows for discontinued operations disposed of during 1995).

17.  QUARTERLY FINANCIAL DATA (Unaudited)

                                                                             Third         Fourth
1995 (1):                                        First        Second        Quarter        Quarter
                                                Quarter       Quarter         (2)            (3)        Total



Revenue                                         $34,623       $39,174       $46,642       $54,144       $174,583
                                                =======       =======       =======       =======       ========
Operating income                                  4,497         6,036         3,696         3,598         17,827
                                                 ======       =======       =======       =======       ========
Income (loss) from continuing operations        $ 2,542         4,447       $(7,438)      $(2,601)      $ (3,140)
Income (loss) from discontinued
 operations including gain (loss) on
 disposal, net of taxes                           1,709           205         1,551          (934)         2,531
                                                -------       -------       -------       -------       --------


Net income (loss)                               $ 4,161       $ 4,652       $(5,887)      $(3,535)      $   (609)
                                                =======       =======       =======       =======       ========
Earnings per share:
 Income (loss) of continuing operations         $  0.15       $  0.28       $ (0.46)      $ (0.16)      $  (0.20)
 Income (loss) of discontinued
  operations                                       0.11          0.01          0.10         (0.06)          0.16
                                                -------       -------       -------       -------       --------
                                                $  0.26       $  0.29       $ (0.36)      $ (0.22)      $  (0.04)
                                                =======       =======       =======       =======       ========

(Dollars in Thousands, Except Earnings
 Per Share)

1994 (1):                                        First        Second         Third        Fourth
                                                Quarter       Quarter       Quarter       Quarter       Total
                                                  (5)                                       (6)          (7)

Revenue                                         $14,350       $27,305       $36,056       $33,583       $111,294
                                                =======       =======       =======       =======       ========
Operating income                                  1,156         1,915         3,717         3,093          9,881
                                                =======       =======       ======        =======       ========
Income from continuing operations                   625         1,109         2,136         1,938          5,808
Income (loss) of discontinued operations             91           474           470          (210)           825
                                                -------       -------       -------       -------       --------
Net income                                          716         1,583         2,606         1,728          6,633
                                                =======       =======       =======       =======       ========
Earnings per share:
 Income from continuing operations              $  0.04       $  0.07       $  0.13       $  0.12       $   0.36
 Income (loss) of discontinued
  operations                                       0.00          0.03          0.03         (0.01)          0.05
                                                -------       -------       -------       -------       --------
                                                $  0.04       $  0.10       $  0.16       $  0.11       $   0.41
                                                =======       =======       =======       =======       ========

(1) Results of operations have been reclassified for discontinued operations. (See Note 16.)

(2) In the third quarter of 1995, the Company recorded a special charge of $15.4 million to write down its real estate held for sale. (See Note 5.)

(3) In the fourth quarter of 1995, the Company recorded an additional charge of $7.7 million to write down real estate held for sale and its investment in preferred stock. (See Note 5.)

(4) Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly per share data in 1995 does not equal the total computed for the year due to changes in the average number of shares outstanding.

(5) The first quarter of 1994 has been presented on a pro forma basis to include a provision for income taxes as though the Company had been subject to taxation during the entire quarter.

(6) In the fourth quarter of 1994, the Company recorded certain adjustments related to other quarters which increased net income by approximately $207,000, the effect of which on previously recorded quarters was not significant. Also contributing to the increase was a successful settlement of litigation.

(7) Net income and earnings per share amounts for 1994 have been adjusted to include a provision for income taxes as though the Company had been subject to taxation for the entire year.

================================================================================
NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF ANY OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                           -------------------------
                               TABLE OF CONTENTS


                                                                            Page
Available Information.......................................................
Information Incorporated by
 Reference..................................................................
Prospectus Summary..........................................................
Risk Factors................................................................
Use of Proceeds.............................................................
Price Range of Common Stock.................................................
Dividend Policy.............................................................
Capitalization..............................................................
Selected Consolidated Financial Data........................................
Management's Discussion and
 Analysis of Financial Condition and
 Results of Operations......................................................
Business....................................................................
Management..................................................................
Principal and Selling Stockholders..........................................
Certain Relationships and Related
 Transactions...............................................................
Selection of Auditors.......................................................
Description of Capital Stock................................................
Underwriting................................................................
Legal Matters...............................................................
Experts.....................................................................
Index to Financial Statements...............................................

================================================================================

================================================================================






                                 MASTEC, INC.


                                  SHARES OF
                                 -----------
                                 COMMON STOCK

                                  ----------

                                  PROSPECTUS

                                  ----------

                           BEAR, STEARNS & CO., INC.


                           JEFFERIES & COMPANY, INC.


                                 AUGUST   , 1996
                                       ---
================================================================================

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following sets forth expenses and costs payable by the Company (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities described in this Registration Statement. All amounts are estimated except for the SEC registration fee and the NASD filing fee.


                                         AMOUNT
                                         -------
Registration fee under Securities Act    $26,115
NASD filing fee                            7,573
Nasdaq fees                               17,500
Legal fees and expenses                     *
Accounting fees and expenses                *
Blue Sky fees and expenses                  *
Printing and engraving expenses             *
Registrar and transfer agent fees           *
Miscellaneous expenses                   -------
     Total                               $  *
                                         =======

    * To be filed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Amended and Restated Certificate of Incorporation (the "Certificate") provides that the Company shall indemnify to the fullest extent authorized by the Delaware General Corporation Law (the "DGCL"), each person who is involved in any litigation or other proceeding because such person is or was a director or officer of the Company, against all expense, loss or liability reasonably incurred or suffered in connection therewith. The Company's By-laws provide that a director or officer may be paid expenses incurred in defending any proceeding in advance of its final disposition upon receipt by the Company of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to indemnification.

     Section 145 of the DGCL permits a corporation to indemnify any director or officer of the corporation against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding brought by reason of the fact that such person is or was a director or officer of the corporation, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if he had no reason to believe his conduct was unlawful. In a derivative action, (i.e., one brought by or on behalf of the corporation), indemnification may be made only for expenses, actually and reasonably incurred by any director or officer in connection with the defense or settlement of such an action or suit, if such person acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine that the defendant is fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Pursuant to Section 102(b)(7) of the DGCL, the Company's Certificate eliminates the liability of a director to the corporation or its stockholders for monetary damages for such breach of fiduciary duty as a director, except for liabilities arising (a) from any breach of the director's duty of loyalty to the corporation or its stockholders, (b) from acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(c) under Section 174 of the DGCL, or (d) from any transaction from which the director derived an improper personal benefit.

     The Company has obtained primary and excess insurance policies insuring the directors and officers of the Company and its subsidiaries against certain liabilities they may incur in their capacity as directors and officers. Under such policies, the insurer, on behalf of the Company, may also pay amounts for which the Company has granted indemnification to the directors or officers.

     Additionally, reference is made to the Underwriting Agreement filed as
Exhibit 1.1 hereto, which provides for indemnification by the Underwriters of the Company, its directors and officers who sign the Registration Statement, the Selling Stockholders and persons who control the Company, under certain circumstances.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     The following documents are filed as exhibits to this registration statement:

1.1  Form of Underwriting Agreement.

3.1 Certificate of Incorporation of the Company, filed as Exhibit 3(i) to Company's Registration Statement on Form S-8 (File No. 33-55327) and incorporated by reference herein.

3.2 By-laws of the Company, filed as Exhibit 3.1 to Company's Form 10-Q for the quarter ended March 31, 1996 and incorporated by reference herein.

5.1  Opinion of Fried, Frank, Harris, Shriver & Jacobson.*

10.1 Stock Purchase Agreement dated June 22, 1994, between MasTec, Inc. and Designed Traffic Installation Co., filed as Exhibit 2 to the Company's Form 8-K dated July 6, 1994 and incorporated by reference herein.

10.2 Loan and Security Agreement dated January 29, 1995, between the Company and Barclays Business Credit, Inc. (n/k/a Fleet Financial Corporation), filed as
Exhibit 10 to the Company's Form 8-K dated February 9, 1995 and incorporated by reference herein.

10.3 Loan Agreement dated July 14, 1995 between the Company and Devono Company Limited, filed as Exhibit 10 to the Company's Form 10-Q for the quarter ended June 30, 1995 and incorporated by reference herein.

10.4 Amendment to Loan and Security Agreement dated February 29, 1996 between the Company and Fleet Capital Corporation filed as Exhibit 10.5 to the Company's Form 10-K for the year ended December 31, 1995 and incorporated by reference herein.

10.5 Stock Option Agreement dated March 11, 1994 between the Company and Arthur
B. Laffer filed as Exhibit 10.6 to the Company's Form 10-K for the year ended December 31, 1995 and incorporated by reference herein.

10.6 Stock Purchase Agreement dated April 1, 1996 between the Company and Telefonica de Espana, S.A., filed as Exhibit 2.1 to the Company's Form 8-K dated April 30, 1996 and incorporated by reference herein.

21.1 Subsidiaries of the Company.

23.1 Consent of Coopers & Lybrand L.L.P.

23.2 Consent of Arthur Andersen.*

23.3 Consent of Fried, Frank, Harris, Shriver & Jacobson (included in Exhibit
     5.1 above).

24.1 Power of Attorney (included on Signature Page of this Registration Statement).

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual reports pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on August 27, 1996.

                                 MASTEC, INC.


                                 /s/ Edwin D. Johnson
                                 -------------------------------
                                 Edwin D. Johnson
                                 Senior Vice President - Chief Financial Officer
                                (Principal Financial and Accounting Officer)


     The undersigned directors and officers of MasTec, Inc. hereby constitute and appoint Edwin D. Johnson and Jose M. Sariego, and each of them with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below this Registration Statement on Form S-3 and any and all amendments thereto and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and hereby ratify and confirm all that such attorneys-in-fact, or any of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                    Title                               Date
- ---------                    -----                               ----
[S]                          [C]                                 [C]

/s/Jorge Mas                 President and Chief Executive       August 27, 1996
- ------------                 Officer (Principal Executive
Jorge Mas                    Officer)



/s/ Jorge L. Mas             Chairman of the Board               August 27, 1996
- ----------------
Jorge L. Mas

/s/Eliot C. Abbot            Director                            August 27, 1996
- -----------------
Eliot C. Abbot



/s/Arthur B. Laffer          Director                            August 27, 1996
- -------------------
Arthur B. Laffer



/s/Samuel C. Hathorn, Jr.    Director                            August 27, 1996
- -------------------------
Samuel C. Hathorn, Jr.




/s/Jose S. Sorzano           Director                            August 27, 1996
- ------------------
Jose S. Sorzano